United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-___.)

Press Release
Signature Page

TROFÉU TRANSPARÊNCIA SERASA FIPECAFI ANEFAC 2008

VALE

Financial Statements - 03/31/2009

BR GAAP

Filed at CVM and SEC on 05/06/2009

Gerência Geral de Controladoria - GECOL

A- Financial Statements
(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
1- Balance Sheet

		In thousands of reais
		Consolidated		Parent Company
Years ended December, 31	Notes	03/31/09	12/31/08	03/31/09	12/31/08
Assets
Current assets
Cash and cash equivalents	6.6	21,319,996	24,639,245	6,242,789	6,712,705
Short term investments		7,447,998	5,393,796	—	—
Accounts receivable from customers		6,778,538	7,932,810	6,842,343	9,827,072
Related parties		345,532	27,914	1,906,134	2,242,343
Inventories	6.7	9,136,088	9,686,196	2,905,394	2,913,504
Deferred income tax and social contribution		1,330,118	1,304,993	1,013,538	1,219,685
Taxes to recover or offset	6.8	3,948,197	4,886,239	2,669,792	3,311,610
Others		2,409,189	2,187,547	1,076,710	999,569

		52,715,656	56,058,740	22,656,700	27,226,488

Non-current assets
Related parties		25,300	156	4,689,193	4,728,219
Loans and financing		204,445	179,529	130,594	128,607
Prepaid expenses		551,381	632,032	—	—
Judicial deposits		1,858,809	1,794,011	1,280,783	1,298,758
Advances to energy suppliers		936,864	952,743	—	—
Deferred income tax and social contribution		1,179,111	933,523	831,638	639,614
Taxes to recover or offset	6.8	1,318,451	1,067,226	161,934	189,813
Provisions for derivatives	6.23	153,136	84,014	3,456	4,829
Others		394,623	414,024	406,714	242,825

		6,622,120	6,057,258	7,504,312	7,232,665

Investments	6.10	2,854,889	2,442,426	94,480,089	90,682,288
Intangibles	6.11	10,590,977	10,727,565	8,248,869	8,385,484
Property, plant and equipment	6.12	115,170,636	110,493,482	39,571,240	38,711,866

		128,616,502	123,663,473	142,300,198	137,779,638

		187,954,278	185,779,471	172,461,210	172,238,791

Liabilities, and stockholders’ equity

Current liabilities
Payable to suppliers and contractors		4,141,927	5,248,414	2,066,018	2,145,389
Payroll and related charges		1,086,092	1,427,541	534,429	880,639
Current portion of long-term debt	6.13	1,748,005	1,581,887	857,170	710,786
Short-term debt	6.13	1,093,758	1,088,022	—	—
Related parties		171,204	162,055	7,680,034	9,580,611
Taxes, contributions and royalties		249,727	187,936	27,699	56,272
Provision for income tax		738,242	1,423,023	27,093	—
Pension Plan		240,360	239,074	88,679	85,965
Ferrovia Norte Sul subconcession		954,646	933,912	—	—
Provisions for derivatives	6.23	6,246	—	—	—
Provision for asset retirement obligations	6.15	88,979	112,795	57,266	43,946
Proposed dividends and interest on stockholders’ equity	6.21	4,834,040	4,834,040	4,834,040	4,834,040
Others		2,484,643	1,400,338	1,481,350	643,101

		17,837,869	18,639,037	17,653,778	18,980,749

Non-current liabilities

Pension Plan	0	3,635,158	3,561,897	514,587	523,465
Long-term debt	6.13	42,526,571	42,693,864	11,791,801	11,602,665
Related parties		125,057	124,704	36,922,911	38,143,999
Provisions for contingencies	6.14	2,984,338	2,988,774	1,692,372	1,730,489
Deferred income tax and social contribution		8,456,142	8,039,401	—	—
Provisions for derivatives	6.23	1,423,160	1,345,200	1,166,157	1,083,681
Provision for asset retirement obligations	6.15	1,978,751	1,996,902	837,731	847,504
Others		4,359,245	4,033,733	3,270,294	3,051,599

		65,488,422	64,784,475	56,195,853	56,983,402

Minority interest		6,016,408	6,081,319	—	—

Stockholders’ equity
Paid-up capital	6.18	47,434,193	47,434,193	47,434,193	47,434,193
Transaction cost of capital increase		(160,771)	(160,771)	(160,771)	(160,771)
Resources linked to the future mandatory conversion in shares	6.19	3,063,833	3,063,833	3,063,833	3,063,833
Equity assessment adjust		229,909	7,945	229,909	7,945
Cumulative translation Adjustments		4,969,788	5,982,074	4,969,788	5,982,074
Revenue reserves		43,074,627	39,947,366	43,074,627	39,947,366

		98,611,579	96,274,640	98,611,579	96,274,640

		187,954,278	185,779,471	172,461,210	172,238,791

The additional information , notes and attachment I are an integral part of the quarterly information

(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
2- Statement of Income

		In thousands of reais
		Consolidated			Parent Company
Years ended March, 31	Notes	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08
Operating revenues
Ore and metals		10,831,690	14,193,294	11,947,151	6,957,687	5,261,508
Sales of aluminum-related products		1,070,907	1,824,362	1,171,857	137,783	72,406
Transport services		610,482	913,612	786,846	282,801	479,940
Sales of steel products		169,915	303,718	320,189	—	—
Other products and services		495,529	711,264	323,015	89,679	58,230

		13,178,523	17,946,250	14,549,058	7,467,950	5,872,084
Value Added taxes		(262,683)	(563,293)	(424,318)	(172,810)	(316,983)

Net operating revenues		12,915,840	17,382,957	14,124,740	7,295,140	5,555,101

Cost of products and services
Ores and metals		(4,901,169)	(5,890,332)	(5,666,470)	(2,517,384)	(3,239,333)
Aluminum-related products		(1,051,383)	(1,099,464)	(805,832)	(110,334)	(71,765)
Transport services		(496,554)	(567,867)	(492,330)	(205,688)	(209,072)
Steel products		(154,046)	(278,000)	(297,768)	—	—
Other products and services		(263,615)	(275,217)	(249,123)	(50,010)	(10,246)

		(6,866,767)	(8,110,880)	(7,511,523)	(2,883,416)	(3,530,416)

Gross profit		6,049,073	9,272,077	6,613,217	4,411,724	2,024,685

Gross margin		46.8%	53.3%	46.8%	60.5%	36.4%

Operating expenses
Selling and Administrative	6.24	(574,490)	(1,716,477)	(599,849)	(272,342)	(293,179)
Research and development		(441,229)	(717,979)	(331,006)	(268,101)	(185,447)
Impairment		—	(2,447,000)	—	—	—
Other operating expenses	6.24	(884,515)	(1,625,642)	(357,463)	(350,826)	(88,678)

		(1,900,234)	(6,507,098)	(1,288,318)	(891,269)	(567,304)

Operating profit before financial results, results of equity investments and impairment		4,148,839	2,764,979	5,324,899	3,520,455	1,457,381

Results of equity investments	6.10	13,450	(59,166)	45,041	885,976	2,714,369
Amortization of goodwill	6.11	—	(350,819)	(389,150)	—	(389,150)

		13,450	(409,985)	(344,109)	885,976	2,325,219

Financial results, net	6.22	(361,256)	(2,343,368)	(1,233,190)	(217,288)	(675,548)
Resultado na venda de investimentos	6.24	—	—	138,879	—	—

Income before income tax and social contribution		3,801,033	11,626	3,886,479	4,189,143	3,107,052
Income tax and social contribution	6.9	(757,982)	2,464,973	(669,883)	(1,038,240)	73,891

Current		(1,157,050)	2,027,865	(1,207,728)	(1,091,415)	(278,431)
Deferred charges		399,068	437,108	537,845	53,175	352,322
Minority interest		107,852	(36,429)	(35,653)	—	—

Net income for the period		3,150,903	2,440,170	3,180,943	3,150,903	3,180,943

Number of shares outstanding at the end of the period (in thousands) (a)		5,212,680	5,231,512	4,832,391	5,212,680	4,832,391

Net earnings per share outstanding at the end of the period (R$)		0.60	0.47	0.66	0.60	0.66

(a)	Includes 30,341,144 and 56,582,040 preferred and common shares, respectively, linked to issue of convertible notes, (see note 6.19).
The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
3- Statement of Changes in Stockholders’ Equity

		In thousands of reais
				Resources linked to	Equity	Cumulative	Revenue reserves
			Transaction	mandatory	assessment	translation	Expansion/		Unrealized		Fiscal	Retained
Years ended March, 31	Notes	Paid-up capital	cost	conversion in shares	adjust	Adjustments	Investments	Treasury stock	income	Legal	incentives	earnings	Total
December 31, 2007		28,000,000	—	3,063,833	—	—	24,285,431	(790,224)	60,883	2,319,695	89,844	—	57,029,462

Net income for the year		—	—	—	—	—	—	—	—	—	—	21,279,629	21,279,629
Treasury Stock		—	—	—	—	—	—	(1,658,266)	—	—	—	—	(1,658,266)
Cumulative translation Adjustments		—	—	—	—	5,982,074	—	—	—	—	—	—	5,982,074
Unrealized result on available — for — sale securities		—	—	—	7,945	—	—	—	—	—	—	—	7,945
Capital increase	6.19	19,434,193	(160,771)	—	—	—	—	—	—	—	—	—	19,273,422
Stockholder’s remuneration proposed
Interim dividends		—	—	—	—	—	(580,124)	—	—	—	—	(225,462)	(805,586)
Stockholder’s remuneration payed		—	—	—	—	—	—	—	—	—	—	(4,834,040)	(4,834,040)
Appropriation to revenue reserves		—	—	—	—	—	15,178,507	—	(22,362)	1,063,982	—	(16,220,127)	—

December 31, 2008		47,434,193	(160,771)	3,063,833	7,945	5,982,074	38,883,814	(2,448,490)	38,521	3,383,677	89,844	—	96,274,640

Net income for the year		—	—	—	—	—	—	—	—	—	—	3,150,903	3,150,903
Treasury Stock	6.21	—	—	—	—	—	—	(23,642)	—	—	—	—	(23,642)
Cumulative translation Adjustments		—	—	—	—	(1,012,286)	—	—	—	—	—	—	(1,012,286)
Unrealized result on available — for — sale securities		—	—	—	221,964	—	—	—	—	—	—	—	221,964

March 31, 2009		47,434,193	(160,771)	3,063,833	229,909	4,969,788	38,883,814	(2,472,132)	38,521	3,383,677	89,844	3,150,903	98,611,579

The additional information, notes and attachment I are an integral part of the quarterly information

(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
4- Statement of Cash Flows

	In thousands of reais
	Consolidated			Parent Company
Years ended March, 31	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08
Cash flows from operating activities:
Net income for the period	3,150,903	2,440,170	3,180,943	3,150,903	3,180,943
Adjustments to reconcile net income for the period with cash provided by operating activities:
Results of equity investments	(13,450)	409,985	344,109	(885,976)	(2,325,219)
Sale of assets	—	—	(138,879)	—	—
Depreciation, amortization and depletion	1,296,765	1,322,129	1,312,928	441,193	425,287
Deferred income tax and social contribution	(399,068)	(437,108)	(537,845)	(53,175)	(352,322)
Monetary and exchange rate variations on assets and liabilities, net	352,619	4,591,062	(887,285)	(397,223)	(455,231)
Recoverable amount of assets	—	2,447,000	—	—	—
Minority interest	(107,852)	36,429	35,653	—	—
Disposal of property, plant and equipment	162,431	28,050	127,820	70,773	29,986
Net unrealized losses (gains) on derivatives	(43,775)	1,327,148	534,025	61,984	57,370
Dividends/interest on stockholders’ equity received	—	25,166	—	94,924	106,292
Others	(43,481)	57,378	87,050	80,862	(22,859)

	4,355,092	12,247,409	4,058,519	2,564,265	644,247

Decrease (increase) in assets:
Accounts receivable	1,007,191	3,433,595	377,318	2,988,598	(242,762)
Inventories	504,458	(1,112,061)	148,070	63,621	60,284
Advances to energy suppliers	15,879	15,879	60,915	—	—
Others	(423,175)	(793,628)	(389,280)	120,194	(409,750)

	1,104,353	1,543,785	197,023	3,172,413	(592,228)

Increase (decrease) in liabilities:
Suppliers and contractors	(728,025)	836,353	(13,259)	(79,371)	(166,956)
Payroll and related charges	(341,404)	74,918	(448,597)	(346,209)	(281,675)
Taxes and contributions	312,207	207,523	(1,393,645)	776,486	35,550
Others	(98,016)	(480,148)	(50,039)	154,909	(109,075)

	(855,238)	638,646	(1,905,540)	505,815	(522,156)

Net cash provided by operating activities	4,604,207	14,429,840	2,350,002	6,242,493	(470,137)

Cash flows from investing activities:
Short term investments	(2,054,202)	(4,180,366)	—	—	—
Loans and advances receivable	(65,384)	19,507	36,486	(49,902)	41,609
Guarantees and deposits	(51,728)	(166,473)	(61,215)	(21,496)	(47,231)
Additions to investments	(166,077)	(148,296)	(18,580)	(2,511,749)	(69,299)
Additions to property, plant and equipment	(3,682,753)	(9,023,863)	(3,107,620)	(1,647,821)	(1,051,181)
Proceeds from disposal of property, plant and equipment/investments	—	—	370,501	—	—
Net cash used in acquisitions and increase of funds to subsidiaries, net of the cash of subsidiary	(2,133,721)	—	—	—	—

Net cash used in investing activities	(8,153,865)	(13,499,491)	(2,780,428)	(4,230,968)	(1,126,102)

Cash flows from (used in) financing activities:
Short-term debt additions	356,101	120,322	1,628,814	266,974	389,902
Short-term debt repayments	(401,719)	(312,534)	(1,300,570)	(2,958,488)	(1,129,163)
Long-term debt	540,936	935,193	2,462,884	429,072	2,581,278
Issue of convertible notes, in common share’s
Issue of convertible notes, in preferred share’s
Repayments:
Related parties	(241,267)	—	(213,975)	(4,795)	(5,059)
Financial institutions	—	(181,422)	—	(190,562)	(147,223)
Interest on stockholders’ equity paid to stockholders and dividends	—	(3,579,032)	—	—	—
Treasury stock	(23,642)	(1,658,266)	6	(23,642)	6

Net cash provided by (used in) financing activities	230,409	(4,675,739)	2,577,159	(2,481,441)	1,689,741

Increase (decrease) in cash and cash equivalents	(3,319,249)	(3,745,390)	2,146,733	(469,916)	93,502
Cash and cash equivalents, beginning of the period	24,639,245	28,384,635	2,127,909	6,712,705	120,188
Cash and cash equivalents, end of the period	21,319,996	24,639,245	4,274,642	6,242,789	213,690

Cash paid during the period for:
Short-term interest	(35,794)	(72,220)	(33,569)	(81,442)	(27,211)
Long-term interest	(647,133)	(743,816)	(494,244)	(641,357)	(758,458)
Income tax and social contribution	(335,254)	(976,508)	(2,930,050)	—	(564,914)

Non-cash transactions:
Additions to property, plant and equipment — interest capitalization	(134,359)	(307,179)	(11,532)	(10,617)	(21,960)
Transfer of advance for future capital increase to investments	—	—	—	(124,550)	(24,800)
Compensated income tax and social contribution	(9,792)	(64,843)	—	—	—

(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
5- Statement of Value Added

	In thousands of reais
	Consolidated		Parent Company
Years ended March, 31	03/31/09	03/31/08	03/31/09	03/31/08
Generation of Value Added
Gross revenue
Income from products and services	13,188,983	14,571,376	7,474,223	5,889,665
Other income	—	—	—	—
Revenue for the construction of own assets	2,673,312	2,025,756	1,724,470	1,051,181
Allowance for doubtful accounts	(10,460)	(22,318)	(6,273)	(17,581)

Less: Acquisition of products	(387,715)	(643,838)	(43,956)	(405,457)
Outsourced services	(1,880,905)	(1,219,558)	(609,469)	(893,443)
Materials	(3,755,813)	(4,004,187)	(2,589,068)	(2,056,177)
Fuel oil and gas	(598,331)	(842,656)	(208,557)	(337,099)
Energy	(414,293)	(457,704)	(124,002)	(118,658)
Other costs	(1,889,788)	(1,252,386)	(982,924)	(606,077)

Gross Value Added	6,924,990	8,154,485	4,634,444	2,506,354

Depreciation, amortization and depletion	(1,296,765)	(1,312,928)	(441,193)	(425,287)

Net Value Added	5,628,225	6,841,557	4,193,251	2,081,067

Received from third parties
Financial revenue	1,087,530	443,035	713,867	505,102
Results of equity investment	13,450	(344,109)	885,976	2,325,219

Total Value Added to be distributed	6,729,205	6,940,483	5,793,094	4,911,388

Personnel	1,333,233	1,115,135	571,542	416,329
Taxes, rates and contribution	3,413,364	2,833,442	2,984,670	1,333,939
Taxes paid recovered	(2,509,229)	(1,900,915)	(1,845,176)	(1,200,473)
Third partiy capital	1,448,786	1,676,225	931,155	1,180,650
Stockholders’ remuneration	—	—	—	—
Stockholders	3,150,903	3,180,943	3,150,903	3,180,943
Retained earnings	—	—	—	—
Minority interest	(107,852)	35,653	—	—

Distribution of Value Added	6,729,205	6,940,483	5,793,094	4,911,388

(A free translation into English from original previously issued in Portuguese, in thousands of Brazilian reais, in accordance with Brazilian accounting practices)
6- Notes to the Financial Statements at March 31, 2009 and 2008
(In thousands of Brazilian reais, except as otherwise stated)
6.1- Operations
Companhia Vale do Rio Doce (Vale, Company) is a publicly limited liability company whose predominant activities are mining, processing and sale of iron ore, pellets, copper concentrate and potash, as well as logistic services, power generation and mineral research and development. In addition, through its direct and indirect subsidiaries and jointly controlled companies, also operates in nickel, copper, precious metals, cobalt (by product), manganese and ferroalloys, kaolin, coal, steel, and aluminum-related products.
6.2- Summary of Significant Accounting Policies and Presentation of Interim Financial Statements
These Interim Financial Statements have been prepared according to the principles, methods and criteria that are uniform to those adopted in the prior year ended December, 31 2008, except with regard to the goodwill amortization described as follow:
According to CPC 13 — First-time adoption of Law 11638 and Provisional Act 449/08, the goodwill on expected future results resulting from the acquisition of other company will no longer be amortized as from 2009 and therefore will no longer be presented anymore in line “goodwill amortization” in the statement of income.
In preparing the interim financial statements, Vale is required to use estimates to account for certain assets, liabilities, and transactions. Therefore the Company’s interim financial statements include various estimates concerning the selection of useful lives of property, plant and equipment, provisions for losses on assets, contingent liabilities, operational provisions and other similar evaluations. Actual results may vary from the estimates;
The rights and obligations in foreign currencies are stated according to prevailing exchange rates at the time of the financial statements, and US$1.00 is equivalent to R$2,3152 on March 31, 2009 (US$1.00 is equivalent to R$1,7491 on March 31, 2008), for monetary items.
For non-monetary items stated at cost, the Company applies the exchange rate at the date of the transaction or the average monthly exchange rate, and for non-monetary items stated at fair value the Company applies the exchange rate at the date of determining the value. Rights and obligations in the domestic currency, when applicable, are adjusted for inflation according to contractual terms;
These Interim Financial Statements have been prepared in conformity with Brazilian accounting practices, based on Corporate law, (as amended by Law 11.638), Provisional Act 449, as well as the rules and guidelines issued by Brazilian Securities Commission — CVM .
For better comparability with 2009 interim financial statements, 2008 interim financial statements presented already reflect the effects of the adjustments required by new accounting practices effective for fiscal yeas beginning January 1, 2008, recognized and fully presented in only one specific column in the 2008 annual financial statements.
The effects of adjustments in the comparative periods presented herein: in 1Q08, increase of R$928,048 and in 4Q08, reduction of R$8,009,266, resulting from the adoption of CPC 01 — Impairment of assets and CPC 02 — Effects of changes in exchanges rates and currency translation of financial statements.
In the comparative statement of income, in parent company these adjustments were reflected in Investments in subsidiaries, and in consolidated in lines Investments in subsidiaries (1Q08 — Increase of R$105,071 and 4Q08 — reduction of R$671,568), financial income (1Q08 — Increase of R$822,977 and 4Q08 — reduction of R$4,890,698) and impairment of intangible assets (4Q08 — Reduction of R$2,447,000).
As supplemental information to the interim financial statements, the Company presents the calculation of income before financial income, results of equity investments, income tax and social contribution, depreciation, amortization and depletion — LAJIDA (EBITDA).Although the EBITDA, as defined before, does not provide a measure of operating cash flow according to Brazilian accounting practices, it is often used by financial analysts in evaluating business, and the Company’s Management uses this indicator to measure operating performance.

6.3- Consolidation Principles and Practices
The consolidated interim financial statements reflect the balances of assets and liabilities as of March 31, 2009 and December 31, 2008 and operations of quarterly periods ended on March 31, 2009, December 31, 2008 and March 31, 2008 of the Parent Company, its direct and indirect subsidiaries and its jointly-controlled companies. Overseas operations are translated into the report currency for financial statements in Brazil to record equity investments, full or proportional consolidation of financial statements.
Vale’s participation in hydroelectric projects is made through consortium agreements under which the Company’s share in assets and liabilities of the business is proportional to its share in the generated power. The Company does not have joint responsibility for any liability. Since there is no legal entity related to the project, there are no separate financial statements, income tax return, net income or stockholder’s equity. Brazilian legislation clearly provides that there is no separate entity under a consortium agreement. Accordingly, the Company recognizes its proportional share of costs and its undivided share in assets related to hydroelectric projects.
6.4- Acquisitions and Divestments
In March 2009, the Company acquired from Cement Argos the company Diamond Coal Ltd., which owns thermal coal assets in Colombia by R$ 694,560.
In March 2009, 50% of Teal Minerals Incorporated, Joint Venture with African Rainbow Minerals Limited, was acquired by R$ 225,676.
In February 2009, the acquisition of Green Mineral Resources, company owner of mineral rights of Project Regina (Canada) and Project Colorado (Argentina) from Rio Tinto, was concluded by the amount of R$ 1,994,695.
As regards the three acquisitions above, the difference between the acquisition value and the equity was fully allocated to PP&E based on the difference between the market value of assets and its net book value. All these allocations were based on internal management research and are subject to revision. For Diamond Coal this allocation was R$ 443,459, for Teal Minerals was R$ 254,095 and for Green Minerals was R$ 1,744,589.
In January 2009, the Company entered into a purchase and sale agreement with Rio Tinto PLC to acquire iron ore assets (Brazil) by US$750.000 thousands. This acquisition was not concluded and is under approval by the Administrative Council for Economic Defense — CADE.
In February 2008, the Company sold its interests of 4.83% in common shares of Jubilee Mines N.L., held by Vale Inco, by R$ 231,788 obtaining a gain of R$ 138,879.
6.5- Cash and Cash Equivalents

	Consolidado		Controladora
	03/31/09	12/31/08	03/31/09	12/31/08
Cash and bank accounts	1,434,896	1,813,975	67,195	59,408
Marketable securities linked to the interbank deposit certificate rate	7,085,878	5,489,646	5,805,179	4,221,837
Time deposits / Overnight	12,799,222	17,335,624	370,415	2,431,460

	21,319,996	24,639,245	6,242,789	6,712,705

6.6- Short-Term investments

	03/31/09	12/31/08

Time deposit (*)	7,447,998	5,393,796

(*)	Represent application with due date over 90 days.

6.7- Related Parties
Throughout the Company’s operations, it enters into transactions between related parties due from the sale and purchase of products and services including the leasing of pelletization plants, loans under normal market conditions, marketing of raw material and rail transport services.
The related parties operations are mainly as mentioned above, were as follows:

	Consolidated
	Assets
	03/31/09		12/31/08
	Customers	Related party Asset	Customers	Related party Asset
Baovale Mineração S.A	549	1,580	1,693	—
DOCENAVE	12,523	9,537	7,931	116
HISPANOBRAS	2,962	24,131	34,765	7,577
ITABRASCO	1,069	5	796	—
KOBRASCO	763	—	229	19
Mineração Rio do Norte	251	27,854	544	360
MRS Logistica	640	90,789	1	1
Minas da Serra Geral	—	—	10,024	1
NIBRASCO	10,725	—	584	11,044
Samarco Mineração S.A	8,877	190,626	42,129	—
USIMINAS	23,639	—	89,890	—
Others	33,663	26,310	72,411	8,952

Total	95,661	370,832	260,997	28,070

Registered as:
Current	95,661	345,532	260,997	27,914
Non-current	—	25,300	—	156

	95,661	370,832	260,997	28,070

	Consolidated
	Liabilities
	03/31/09		12/31/08
	Suppliers	Related party Asset	Suppliers	Related party Asset
Baovale Mineração S.A	24,488	—	23,240	—
DOCENAVE	9,398	12	15,249	50,910
HISPANOBRAS	—	39,222	46,183	27,537
ITABRASCO	10,125	15,608	17,841	8,074
KOBRASCO	43,886	2,782	52,898	—
Mineração Rio do Norte	29,305	—	167,998	124,638
MRS Logistica	103,916	124,638	8,068	6,724
Minas da Serra Geral	—	15,630	23,023	58,365
NIBRASCO	27,762	30,771	—	—
Samarco Mineração S.A	—	—	442	5,766
USIMINAS	8	14,657	—	—
Others	30,508	52,941	48,370	4,745

Total	279,396	296,261	403,312	286,759

Registered as:
Current	279,396	171,204	403,312	162,055
Non-current	—	125,057	—	124,704

	279,396	296,261	403,312	286,759

	Parent Company
	Assets
	03/31/09		12/31/08
	Customers	Related party Asset	Customers	Related party Asset
ALUNORTE	41,985	101,046	—	—
Baovale Mineração S.A	1,098	3,160	3,385	2,075
CPBS	386	132,898	200	1
CVRD OVERSEAS	98,534	231	1,183,999	234
FCA	48,355	55,862	61,499	30,096
ITACO	6,163,755	4,397,189	7,857,418	4,442,125
KOBRASCO	1,523	—	1,588	—
MRS Logistica	1,016	51,913	893	17,356
NIBRASCO	21,869	—	20,377	46,713
MBR	1,890	753,354	9,520	678,437
RDM	5,584	179,309	7,020	596,950
SALOBO	1,722	233,555	1,933	233,555
Samarco Mineração S.A	17,754	381,251	1,168	378,236
Others	127,008	305,559	294,609	544,784

Total	6,532,479	6,595,327	9,443,609	6,970,562

Registered as:
Current	6,532,479	1,906,134	9,443,609	2,242,343
Non-current	—	4,689,193	—	4,728,219

	6,532,479	6,595,327	9,443,609	6,970,562

	Parent Company
	Liabilities
	03/31/09		12/31/08
	Suppliers	Related party Asset	Suppliers	Related party Asset
ALUNORTE	—	—	—	—
Baovale Mineração S.A	48,977	—	46,481	—
CPBS	52,219	65,852	98	80,244
CVRD OVERSEAS	5	750,385	5	789,629
FCA	11,244	39,564	12,741	56,705
ITACO	44,525	43,399,189	29,867	46,252,192
KOBRASCO	87,771	1,735	35,681	12,485
MRS Logistica	156,632	—	224,181	—
NIBRASCO	56,658	31,424	46,986	138,801
MBR	55,097	—	28,429	21,541
RDM	—	23,450	—	53,952
SALOBO	2,000	—	—	—
Samarco Mineração S.A	—	—	—	—
Others	51,487	291,346	194,058	319,061

Total	566,615	44,602,945	618,527	47,724,610

Registered as:
Current	566,615	7,680,034	618,527	9,580,611
Non-current	—	36,922,911	—	38,143,999

	566,615	44,602,945	618,527	47,724,610

	Consolidated
	Income		Expense / Cost
	03/31/09	12/31/08	03/31/09	12/31/08
Baovale Mineração S.A.	—	—	—	4,584
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	—	—	42,534	35,534
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	4,626	46,169	51,120	1,215
Companhia ĺtalo-Brasileira de Pelotização — ITABRASCO	—	47,731	46,653	6,876
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	—	—	67,779	18,520
Mineração Rio do Norte S.A	—	—	—	71,454
MRS Logistica S.A.	2,288	—	2,148	97,273
Samarco Mineração S.A.	15,518	62,456	38,701	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	108,982	291,384	224,915	—
Outras empresas	7,915	15,562	34,592	24,842

	139,329	463,302	508,442	260,298

	Parent Company
	Income		Expense / Cost
	03/31/09	12/31/08	03/31/09	12/31/08
ALBRAS — Alumínio Brasileiro S.A.	15,066	18,029	2,870	—
ALUNORTE — Alumina do Norte do Brasil S.A.	124,450	163,625	76,820	13,152
Baovale Mineração S.A.	—	—	—	9,168
Companhia Portuária Baia de Sepetiba — CPBS	—	—	—	54,275
CVRD Overseas Ltd.	837,542	1,941,101	536,575	3,378
Ferrovia Centro — Atlântica S.A.	45,174	40,668	37,080	4,548
Ferro Gusa Carajas	—	—	14,564	—
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	8,366	94,718	107,327	2,475
Companhia ĺtalo-Brasileira de Pelotização — ITABRASCO	—	22,042	97,342	14,002
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	35	—	86,399	71,068
MRS Logistica S.A.	3,145	6,105	9,504	166,278
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	129	—	139,045	37,795
Samarco Mineração S.A.	31,037	124,882	77,401	—
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS	89,381	231,978	192,212	—
Vale Energia S.A.	—	—	—	19,108
Vale Manganês S.A.	6,730	18,196	17,817	1,105
Vale International S.A.	5,440,832	5,368,500	3,348,504	23,127
Outras empresas	14,002	9,400	17,301	31,906

	6,615,889	8,039,244	4,760,761	451,385

6.8- Inventories

	Consolidated		Parent Company
	03/31/09	12/31/08	03/31/09	12/31/08
Finished products
Nickel (co-products and sub products)	3,293,959	3,537,362	48,812	32,967
Iron ore and pellets	1,788,567	1,917,318	1,597,986	1,677,421
Manganese and ferroalloys	522,339	518,104	—	—
Aluminum products	355,545	364,526	13,758	21,670
Copper	70,384	59,869	44,350	59,869
Steel products	39,689	55,207	—	—
Other	231,139	272,202	28,098	39,494

	6,301,622	6,724,588	1,733,004	1,831,421

Spare parts and maintenance supplies	2,834,466	2,961,608	1,172,390	1,082,083

	9,136,088	9,686,196	2,905,394	2,913,504

On March 31, 2009, the Company recorded of R$60,160 and R$40,492 to adjust nickel and steel inventories to their respective realizable values.
6.9- Recoverable Taxes

	Consolidated		Parent Company
	03/31/09	12/31/08	03/31/09	12/31/08
Income tax	3,267,253	3,957,450	1,842,935	2,580,956
Value-added tax — ICMS	663,016	732,710	516,921	537,697
PIS and COFINS	1,226,922	1,057,033	418,836	327,922
Others	109,457	206,272	53,034	54,848

Total	5,266,648	5,953,465	2,831,726	3,501,423

Current	3,948,197	4,886,239	2,669,792	3,311,610
Non-current	1,318,451	1,067,226	161,934	189,813

	5,266,648	5,953,465	2,831,726	3,501,423

6.10- Deferred Income Tax and Social Contribution
Income taxes in Brazil comprise the taxation on income and the social contribution on profit. The statutory effective rate applicable in the periods presented is 34%. In other countries where we have operations, the applicable tax rate varies from 1.67% to 40%.
The amounts of income tax and social contribution recognized in income for the period are presented as follows:

	Consolidated			Parent Company
	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08
Income before income tax and social contribution	3,801,033	11,626	3,886,479	4,189,143	3,107,052
Results of equity investment	(13,450)	409,985	344,109	(885,976)	(2,325,219)
New practices adjustments	—	7,337,698	(822,977)	—	—

	3,787,583	7,759,309	3,407,611	3,303,167	781,833

Income tax and social contribution at combined tax rates	34%	34%	34%	34%	34%

Federal income tax and social contribution at statutory rates	(1,287,778)	(2,638,165)	(1,158,588)	(1,123,077)	(265,823)

Adjustments that affects the basis of taxes:

Income tax benefit from interest on stockholders’ equity	—	445,988	295,611	—	295,611
Fiscal incentives	63,472	(24,701)	43,319	40,847	11,033
Results of overseas companies taxed by different rates wich diference than the parent company rate	721,943	586,429	667,016	—	—
Reduced incentive rate	(486,640)	3,698,259	(477,540)	—	—
Benefit IR and CSL on Goodwill	47,128	47,128	47,128	47,128	47,128
Others	183,893	350,035	(86,829)	(3,138)	(14,058)

Income tax and social contribution	(757,982)	2,464,973	(669,883)	(1,038,240)	73,891

The Company has tax incentives related to our manganese, alumina, aluminium and kaolin operations in the state of Pará, this last operation in the state of Amapá and potash in the state of Sergipe. Tax incentives related to manganese comprise partial exemption up to 2013. Tax incentives related to alumina and potash comprise full exemption of income tax on production levels defined up to 2009 and 2013, respectively, while the partial tax exemption of incentives related to aluminum and kaolin expires in 2013. An amount equal to the tax savings shall be recognized in a reserve account in shareholders’ equity and may not be paid as dividends.

The Company also has tax incentives related to The Goro Project, in New Caledonia (“The Goro Project”). These tax incentives include temporary full exemption of income tax during the construction phase of the project and also for a 15-year period beginning in the first year of commercial production, as defined by the applicable law, followed by a 5-year period with 50% of temporary tax incentives. Besides, Goro Project also qualifies for certain exemptions of indirect taxes such as import tax during the construction phase and during all the commercial life of the project. Some of these tax benefits, including temporary tax incentives, are subject to an earlier phase out in case the project achieves a specified cumulative rate of return. We are subject to a taxation on part of the income commencing in the first year in which commercial production is achieved, as defined by the applicable law. To date, we have not recorded any taxable income for New Caledonian tax purposes. The benefits of this legislation are expected to apply with respect to taxes payable once the Goro project is in operation.
The Company is subject to examination by tax authorities for up to five years regarding our operations in Brazil, ten years for Indonesia, and five and six years for Canada, except for Newfoundland which has no limit.
Brazilian tax loss carry-forwards have no expiration date though offset is restricted to 30% of annual taxable income.
6.11- Investments

	Investments		Equity Results
	03/31/09	12/31/08	1Q/09	4Q/08	1Q/08
Investments carried at market value ( a )
Usinas Siderúrgicas de Minas Gerais S.A. — USIMINAS (c)	594,775	384,373	—	—	—
ThyssenKrupp CSA — Cia Siderúrgica	1,197,045	1,034,766	—	—	—
Mirabela Nickel Ltd	30,609	19,042	—	—	—
Skye Resources (b)	—	—	—	(82,859)	—
Hudbay Minerals Inc.	37,198	20,040	—	—	—
Heron Resources Inc	6,520	4,609	—	—	—
Outros	33,471	31,878	—	—	—

	1,899,618	1,494,708	—	(82,859)	—
Investments valued by equity method of accounting
Henan Longyu Energy Resources Co. Ltd.	449,759	411,007	42,418	35,287	37,666
Korea Nickel Corp.	56,611	49,168	3,140	4,387	(1,778)
Log-In — Logistica Intermodal S/A.	218,775	220,623	4,800	18,913	9,214
Shandong Yankuang International Company Ltd	9,503	57,859	(15,929)	(32,824)	76
Vale Soluções em Energia	119,877	98,243	—	—	—
Zhuhai YPM Pellet e Co.,Ltd.	19,993	29,881	(9,888)	5,761	—
Others	80,753	80,937	(11,091)	(7,831)	(137)

	955,271	947,718	13,450	23,693	45,041

	2,854,889	2,442,426	13,450	(59,166)	45,041

(a)	Investments valued at market value, or equivalent, as of September 2008, with adjustments reflected in the evaluation group of assets in equity.

(b)	Mentally ill investment in 2008.

(c)	Seeing in April of 2009 (subsequent period), for R$ 594,775, with profit of R$ 287.814.
6.12- Intangible

	Consolidated
	Intangible		Goodwill amortization (*)
	03/31/09	12/31/08	4Q/08	1Q/08
Intangible by segment

Iron ore and pellets
Goodwill of Minerações Brasileiras Reunidas — MBR (Includes goodwill Caemi) (b)	4,060,415	4,060,415	(138,612)	(138,612)
Goodwill other companies (a, b)	5,513	5,513	(251)	(1,018)

	4,065,928	4,065,928	(138,863)	(139,630)

Nickel
Goodwill of Inco Limited (a, b)	3,337,782	3,469,403	(206,810)	(247,784)

Coal
Goodwill of Vale Australia (a, b)	172,471	171,477	(5,146)	(1,736)

Total goodwill	7,576,181	7,706,808	(350,819)	(389,150)

Other rights				End amortization

Right of use of the actions of the EBM	672,688	678,676		May 2037
Subconcessão — Ferrovia Norte Sul — FNS	1,678,277	1,660,552		December 2037
Other rights Vale Inco	649,032	666,730		September 2046
Other	14,799	14,799

Total Other rights	3,014,796	3,020,757

Total Intangible	10,590,977	10,727,565

Intangible not recorded at the parent company	(2,342,108)	(2,342,081)

Total parent company	8,248,869	8,385,484

(a)	Goodwill not recorded in the parent company; and

(b)	Paid agios for expectation of future yield.

(*)	The amortization of agio was ceased in December of 2008 (vide note 6,2).

The main changes in intangibles caption during the quarter ended in March 31, 2009, which changed the balance of R$10,727,565 as of December 31, 2008 to R$10,590,977,as of March 31,2009, are as follows: Amortization: -R$5,988 and exchange and monetary variation: -R$130,600.
6.13- Property, Plant and Equipment

		Consolidated				Parent Company
	Average	03/31/09			12/31/08	03/31/09			12/31/08
	depreciation		Accumulated				Accumulated
	rates	Cost	depreciation	Net	Net	Cost	depreciation	Net	Net
Land	0.00%	582,304	—	582,304	425,380	264,553	—	264,553	170,219
Buildings	3.63%	9,315,036	(2,224,344)	7,090,692	6,885,492	3,492,961	(934,213)	2,558,748	2,439,397
Installations	3.73%	29,509,719	(9,628,402)	19,881,317	19,371,051	13,623,503	(4,109,780)	9,513,723	9,494,824
Equipment	7.34%	14,467,690	(4,353,922)	10,113,768	9,587,114	4,920,262	(1,676,495)	3,243,767	2,915,526
Information technology equipment	20.00%	2,137,400	(1,169,842)	967,558	946,278	1,701,727	(956,642)	745,085	720,528
Railroads	3.09%	12,416,389	(4,332,967)	8,083,422	7,557,718	10,543,891	(3,872,897)	6,670,994	6,224,048
Mineral rights	3.26%	32,410,332	(3,521,800)	28,888,532	25,733,852	1,971,809	(382,934)	1,588,875	1,444,746
Others	7.27%	11,043,127	(2,751,181)	8,291,946	8,651,644	3,100,002	(1,475,705)	1,624,297	1,870,658

		111,881,997	(27,982,458)	83,899,539	79,158,529	39,618,708	(13,408,666)	26,210,042	25,279,946
Construction in progress		31,271,097	—	31,271,097	31,334,953	13,361,198	—	13,361,198	13,431,920

Total		143,153,094	(27,982,458)	115,170,636	110,493,482	52,979,906	(13,408,666)	39,571,240	38,711,866

6.14- Loans and Financing
Current

	Consolidated
	03/31/09	12/31/08

Trade finance	937,054	957,708
Working capital	156,704	130,314

	1,093,758	1,088,022

Refers to short-term financing for export, denominated in US dollars, with average interest rate of 2.24% p.a.
Non-current

	Consolidated				Parent Company
	Current liabilities		Non-current		Current liabilities		Non-current
	03/31/09	12/31/08	03/31/09	12/31/08	03/31/09	12/31/08	03/31/09	12/31/08

Foreign operations
Loans and financing in:
U.S. dollars	712,194	568,272	14,915,344	15,287,466	383,038	379,971	857,713	1,046,044
Other currencies	35,987	54,195	379,756	389,935	7,361	7,744	14,681	15,443
Notes in U.S. dollars (Fixed interests)	—	—	15,064,036	15,214,572	—	—	—	—
Export securitization (*)	129,036	128,938	314,514	348,461	—	—	—	—
Perpetual notes	—	—	193,069	194,487	—	—	—	—
Accrued charges	390,780	506,528	—	—	5,153	23,876	—	—

	1,267,997	1,257,933	30,866,719	31,434,921	395,552	411,591	872,394	1,061,487

Local operations
Indexed by TJLP, TR, IGP-M and CDI	119,624	101,959	5,273,938	4,878,506	101,233	75,760	5,027,799	4,645,061
Basket of currencies	3,258	1,888	9,230	8,501	3,258	3,288	9,230	10,139
Loans in U.S. dollars	—	—	382,378	385,501	—	—	382,378	385,978
Non-convertible debentures	—	—	5,994,306	5,986,435	—	—	5,500,000	5,500,000
Accrued charges	357,126	220,107	—	—	357,127	220,147	—	—

	480,008	323,954	11,659,852	11,258,943	461,618	299,195	10,919,407	10,541,178

	1,748,005	1,581,887	42,526,571	42,693,864	857,170	710,786	11,791,801	11,602,665

(*)	Debt securities collateralized by future receivables arising from certain exports sales.

The long-term portion as of March 31, 2009 matures as follows:

	Consolidated		Parent Company
2010	5,277,460	12%	1,774,477	15%
2011	6,678,254	16%	389,621	3%
2012	2,969,972	7%	312,916	3%
2013	6,280,137	15%	4,244,938	36%
2014 onwards	20,633,373	49%	5,069,849	43%
No due date (Perpetual notes and non-convertible debentures)	687,375	1%	—	0%

	42,526,571	100%	11,791,801	100%

As of March 31, 2009, annual interest rates on long-term debt were as follows:

	Consolidated	Parent Company
Up to 3%	12,066,680	1,250,170
3.1% to 5%	2,817,334	371,845
5.1% to 7%(*)	14,246,821	757,875
7.1% to 9%(*)	5,380,668	1,420,948
9.1% to 11%	208,834	12,538
Over 11% (*)	8,835,595	8,835,595
Variable (Perpetual notes)	718,644	—

	44,274,576	12,648,971

(*)
Includes non-convertible debentures and other Brazilian-reais denominated loans where interest is equal to the accumulated variation by CDI and TJLP (Brazilian interbank certificate of deposit and Long-term interest rate) plus spread. For these operations the Company has contracted derivatives to hedge the Company exposure against the variations of floating debt denominated in reais. The contract value for these operations is R$10,745, where R$8,656 has an original interest rate above 11%. After the hedge contract the average cost of these operations is equivalent to 4.97%.

The percentage variations related applied to the debt in each quarter ended were as follows:

	03/31/09	12/31/08	03/31/08
TJLP — Long-Term Interest Rate (effective rate)	1.5	1.5	1.5
IGP-M — General Price Index — Market	(0.9)	1.2	2.4
Devaluation of Real against United States Dollar	0.9	(18.1)	1.3
On January 28, 2008 the Company entered into a transaction with BNDES to finance working capital in the amount of R$2 billion with final maturity in 2018.
In 2008, Vale entered into agreements with Banco Nacional de Desenvolvimento Econômico e Social (BNDES), the Brazilian National Development Bank and with Japanese agencies, granting long-term financials, Japan Bank for International Cooperation (JBIC) and Nippon Export and Investment Insurance (NEXI) for the financing of the mining, logistics and power generation projects to be developed under Vale’s investment program for 2008-2012. Until March 31, 2009 the Vale had draw down US$498 million under the credit facility granted by BNDES.
Additionally Vale has credit lines available with bank syndicates, which operates as a short-term liquidity buffer that allow a more efficient cash management. Under revolving credit facilities, amounts drawn and repaid can be disbursed again at the option of the Borrower. On March 31, 2009, the total amount available under revolving credit lines was of US$1.900 million, being US$1,150 million granted to Vale International and Vale Inco. Until March 31, 2009, neither Vale International nor Vale Inco had drawn any advance amount under these facilities.
Vale Inco has drawn US$99 million by way of credit notes.
As of March 31, 2009, the US-dollar denominated fixed interest notes of R$15,064,036 (December 31, 2008 — R$15,214,572) and other debt of R$27,965,626 (December 31, 2008 — R$27,757,380) are not securitized. The export securitization of R$449,178 (December 31, 2008 — R$477,497) is collateralized by future receivables from certain export sales by the subsidiary CVRD Overseas Ltd. Loans from international lenders in the amount of R$105,060 (December 31, 2008 — R$135,075) are guaranteed by Brazilian Federal Government, to which the Company has provided guarantees in the same amount. The remaining long-term debt of R$690,676 (December 31, 2008 — R$691,227) is collateralized mainly by receivables from the subsidiaries.
Some long-term debt instruments have financial coverage. The main financial coverage relates to certain rates that must be maintained, such as debt versus EBITDA and interest coverage. The Company is in full compliance with financial coverage required until March 31, 2009 and December 31, 2008.

6.15- Contingent Liabilities
The Company and its subsidiaries are parties to labor, civil, tax and other suits and have been contesting these matters both administratively and in court. When applicable, these are backed by judicial deposits. Provisions for losses are estimated and restated monetarily and backed by management backed by the opinion of the Legal Department and its external counsels.
In addition the provisions recorded, there are other contingent liabilities, split between taxes, labor and civil claims, which could result in a possible loss in the amount of R$6,625,623 (R$3,498,438 for the parent Company). However, based on the opinion of our lawyers, there is no need for the record a provision.
On the Financial Statements the contingent liabilities of the Company were:
Contingent Liabilities
Provisions for contingencies net from judicial deposits, considered by management and its legal counsel as sufficient to cover losses from any type of lawsuit, are as follows:

	Consolidated		Parent Company
	03/31/09	12/31/08	03/31/09	12/31/08
I) Tax contingencies	2,260,302	2,298,815	1,188,466	1,203,224
(-) Judicial deposits	(1,112,709)	(1,082,510)	(938,681)	(861,791)

	1,147,593	1,216,305	249,785	341,433

II) Civil contingencies	715,428	687,120	501,977	474,778
(-) Judicial deposits	(38,670)	(43,728)	—	—

	676,758	643,392	501,977	474,778

III) Labor contingencies	1,125,861	1,097,432	929,064	905,029
IV) Environmental contingencies	34,126	31,645	11,546	9,249

Total accrued liabilities	2,984,338	2,988,774	1,692,372	1,730,489

	03/31/09	12/31/08	03/31/09	12/31/08
Balance at the beginning of the period	2,988,774	3,188,888	1,730,489	1,978,529
Provisions, net of reversals	(14,647)	(1,234,379)	(4,685)	(746,500)
Payment	(6,253)	(29,893)	(6,220)	(29,893)
Monetary update	41,605	567,520	49,678	384,951
Judicial deposits	(25,141)	496,638	(76,890)	143,402

Balance at the end of period	2,984,338	2,988,774	1,692,372	1,730,489

I)	Tax Contingencies:

The major suits are:
•	Value-Added Tax on Sales and Services (ICMS) — The contingent figures refers to the right of credit and differential rates regarding the transfer of assets between company branches;

•	Services Tax (ISS) — The major claims are related to disputes on the location of tax collection;

•	Tax for Social Security Financing (COFINS) — The major contingencies relate to merged companies and refer to the increase of the rate from 2% to 3% between 1999 and 2000;

•	Import Duty (II) — The provision made is related to the Fiscal classification of equipment imported by merged companies;

•	Additional Compensation to Harbor Workers (AITP) — Amounts regarding the collection of compensation amounts for public harbor workers transferred to private harbor;

•
Income Tax and Social Contribution — It refers essentially to the dispute on tax loss compensation and negative bases of social contribution above the limit of 30% of taxable income and monetary adjustment of assets from merged companies; and

•	Others — Regarding disputes on tax credit compensation and the basis of calculation of Financial Compensation by Exploration of Mineral Resources — CFEM.

II)	Civil Contingencies:

The civil lawsuits are mainly related to claims made against us by contractors in connection with losses allegedly incurred by them as a result of several economic plans, accidents and return of land.

III)	Labor Contingencies:

Labor and social security contingencies — it refers mainly to claims for (a) payment of time spent traveling from their residences to the work-place, (b) additional health and safety related payments, and (c) disputes about the amount of indemnities paid upon dismissal and one-third extra holiday pay.

Other commitments
(a)
In March 31, 2009, upon the acquisition of interest in TEAL, the Company provided guarantees in the amount of US$43,506 thousand in connection with credit facilities in US dollars granted to this Company expiring August 31, 2009.

(b)
In connection with the Girardin Financing, the Company provides certain guarantees on behalf of Goro Níquel S.A. (Goro) pursuant to which we guaranteed payments due by Goro of up to a maximum amount of US$100 millions (maximum amount) in case of contractual default. We also provided an additional guarantee covering the payments due from Goro of: (a) amounts exceeding the maximum amount in connection with the indemnity and (b) certain other amounts payable by Goro under a lease agreement covering certain assets.

Sumic Nickel Netherlands B.V. — Sumic, a 21% shareholder of Goro, has a put option to sell to Vale Inco 25%, 50%, or 100% of its share in Goro. The put option can be exercised if the defined cost of the initial Goro project exceeds US$4,200 thousands at project rates and an agreement cannot be reached on how to proceed with the project.

The Company provides a guarantee covering certain termination payments due in New Caledonia from Goro to the supplier under an electricity supply agreement (“ESA”) entered into in October 2004 for the Goro nickel-cobalt project. The amount of the termination payments guaranteed depends upon a number of factors, including whether any termination of the ESA is as a result of a default by Goro and the date on which an early termination of the ESA were to occur. If Goro terminates the agreement under the ESA prior to the anticipated start date for supply of electricity to the project, the termination payment, which currently is at its maximum, would be €$145 million. Once the supply of electricity under the ESA to the project begins, the guaranteed amounts will decrease over the life of the ESA.

The Company expects such guarantees to be not executed and therefore no provisions for losses have been made.

(c)
At the time of our privatization in 1997, the Company issued debentures to its then-existing stockholders, including the Brazilian Government. The terms of the debentures, were set to ensure that the pre-privatization stockholders, including the Brazilian Government would participate in possible future financial benefits that could be obtained from exploiting certain mineral resources.

A total of 388,559,056 Debentures were issued at a par value of R$0.01 (one cent) each, whose value will be adjusted based on the variation in the General Market Price Index (IGP-M), as set forth in the indenture.

The debenture holders are entitled to receive semi-annual payments (in March and September) equivalent to a percentage of the net revenue derived from certain mineral resources owned in May 1997 and included in the Issue Deed.

In March, 31, 2009, the Company paid interest on debentures in the amount of R$7,879 (R$8,640 in March, 31, 2008).
6.16- Provision for asset retirement obligations

	Consolidated		Parent Company
	03/31/09	12/31/08	03/31/09	12/31/08
Provisions in the beginning of year	2,109,697	1,913,350	891,450	914,995
Accretion expense	12,865	69,069	3,547	28,582
Liabilities settled in the current period	(7,392)	(2,433)	—	(2,014)
Revisions in estimated cash flows	(17,702)	16,058	—	(50,113)
Cumulative translation adjustment	(29,738)	113,653	—	—

Provisions in the end of year	2,067,730	2,109,697	894,997	891,450

Current	88,979	112,795	57,266	43,946
Non-current	1,978,751	1,996,902	837,731	847,504

	2,067,730	2,109,697	894,997	891,450

6.17- Pension Plan
The following information summarize the costs related to pension plans, which include the allowance for additional pension support and health care plan.
Allowance for additional pension support and health care plan refer to the Company’s responsibility to support retirements, pensions and health assistance in connection with the termination of some employees, which occurred between 1987 and 1989.
In the 2008 year-end financial statements, Vale disclosed that it expected to contribute R$837,978 to its defined benefit plans in 2009. As of March, 31 2009, R$186,065 had been contributed. The company does not expect significant changes in the estimates disclosed in 2008.

	Consolidated
	1Q/09
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	3,570	25,452	9,873
Interest cost on projected benefit obligation	102,346	124,021	44,726
Expected return on assets	(140,992)	(100,114)	—
Amortization of initial transitory obligation	—	18,511	(16,161)

Net periodic pension cost	(35,076)	67,870	38,438

	4Q/08
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	6,821	29,596	10,157
Interest cost on projected benefit obligation	185,355	121,593	48,310
Expected return on assets	(308,701)	(131,044)	(11,383)
Amortization of initial transitory obligation	(4,799)	20,490	9,107

Net periodic pension cost	(121,324)	40,635	56,191

	1Q/08
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	3,411	29,544	10,953
Interest cost on projected benefit obligation	92,678	105,697	39,562
Expected return on assets	(154,351)	(112,942)	—
Amortization of initial transitory obligation	(1,664)	—	(1,738)

Net periodic pension cost	(59,926)	22,299	48,777

	Parent Company
	1Q/09
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	3,570	—	618
Interest cost on projected benefit obligation	102,346	12,957	5,391
Expected return on assets	(140,992)	(7,561)	—
Amortization of initial transitory obligation	—	—	35

Net periodic pension cost	(35,076)	5,396	6,044

	4Q/08
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	6,821	—	1,051
Interest cost on projected benefit obligation	185,355	23,700	9,608
Expected return on assets	(308,701)	(10,385)	—
Amortization of initial transitory obligation	(4,799)	—	—

Net periodic pension cost	(121,324)	13,315	10,659

	1Q/08
	Overfunded pension	Underfunded	Underfunded other
	plans	pension plans	benefits
Service cost — benefits earned during the period	3,411	—	526
Interest cost on projected benefit obligation	92,678	11,850	4,804
Expected return on assets	(154,351)	(5,192)	—
Amortization of initial transitory obligation	(1,664)	—	—

Net periodic pension cost	(59,926)	6,658	5,330

6.18- Long-Term Incentives
In 2008, with the purpose of introducing a “stockholders vision” to some of the Company’s executives, as well as improving the retention of these executives and reinforcing a sustainable performance culture, the Board of Directors approved a long-term incentive compensation plan, which was implemented with a three-year cycle.
Under the plan, the participants, restricted to certain executives, may elect to allocate part of their annual bonuses to the plan. That portion of the bonus allocated to the plan is in fact used by the executive to purchase Vale’s preferred shares through a previously defined financial institution, at market conditions and with no benefit provided by Vale.
The shares purchased by each executive have no restrictions and may, at the participant’s discretion, be sold at any time. However, in order to be entitled to the long-term incentive compensation plan to be provided by Vale, the amount of shares initially purchased by the executives on the plan’s adoption must be held for a three-year period and the executive must retain their employment relationship with Vale during that period.
By meeting the two conditions described above (keeping the number of shares purchased and remaining a Vale employee over the three-year period), the participant becomes entitled to receive from Vale, at the end of each cycle, a cash payment equivalent to the total amount of the shares held, based on market quotations. As of March 31, 2009, 2,029,585 shares (711,005 shares as of December 31, 2008) were covered by said benefit.
The Company records the cost of this incentive in accordance with the Long-Term Compensation Plan, following the requirements of CVM Resolution 562/2008. The obligations are measured at fair value on each disclosure date, based on market quotations. Settlement costs incurred are recognized during the three-year vesting period.
Additionally, certain executives eligible to the long-term incentive have the opportunity to receive at the end of the three-year cycle an amount equal to the market value of a certain number of shares, based on an evaluation of their career and Vale’s performance factor as measured by the indicator of total return to stockholders.
As of March 31, 2009, the amount accrued to support this plan is R$41,294 (R$ 17,212 as of December 31,2008), fully recognized in the statement of income.
6.19- Paid-up Capital
In July 2008, the Company issued 256,926,766 common shares and 164,402,799 preferred shares through a global offering, which consisted of a registered offering in Brazil and an international offering.
On August 2008, through an additional offering, the Company issued 24,660,419 preferred shares. Following the issue, Vale’s capital stock increased by R$ 19,434,193 with corresponding transaction costs of R$ 161 being recorded as contra entry. As a result, capital is now composed of 3,256,724,482 common shares and 2,108,579,618 preferred shares, totaling R$ 47,434,193.
Class A preferred shares have the same rights as common shares, except for the right to elect the members of the Board of Directors. They have priority to a minimum annual dividend of 6% on the portion of capital represented by this class of share or 3% on the book net equity value of the share, whichever is greater.
As of March 31, 2009, the Company’s capital is R$ 47,434,193, corresponding to 5,365,304,100 shares, without par value.
The members of the Board of Directors and the Executive Board together own 158,535 common shares and 1,051,416 preferred shares.
The Board of Directors has the power, without requiring an amendment to the bylaws, to allow the issue of new shares (authorized capital) including through the capitalization of profits and reserves up to the authorized limit of 3,600,000,000 common shares and 7,200,000,000 preferred shares without par value.
6.20- Funds linked to future mandatory conversion into shares
As from May, 04 2009, Vale changed the code for negotiation of its ADR’s negotiated in New York Stock Exchange (NYSE) from RIO e RIO-P to VALE and VALE-P, respectively.
On April 30, 2009 Vale paid additional interests to the holders of mandatory convertible notes from tranches VALE (former, RIO) and VALE P (former, RIO-P), in the amount of R$ 1,073721 and R$ 1,274361, respectively, translated into US dollars based on the Brazilian-real / US dollar exchange rate prevailing on April 30, 2009.

In June, 2007, the Company issued mandatory convertible notes in the amount of R$3,601,( net of R$3,064 charges), with maturity in 2010. The notes, pay a coupon of 5.50% p.a. quarterly and are intitledt to an additional remuneration equivalent to the cash distribution paid to ADS holders. These notes were classified as a capital instrument, mainly due to the fact that neither the Company nor the holders have the option to settle the operation, whether fully or partially, with cash, and the conversion is mandatory; consequently, they were recognized as a specific component of shareholders’ equity, net of financial changes.
The funds linked to future mandatory conversion, net of interest, represented by a maximum of 56,582,040 common shares, are equivalent to R$ 2,111 million, and those represented by a maximum of 30,295,456 preferred shares are equivalent to R$ 926 million. All the shares are currently held in treasury (see note 6.21).
6.21- Treasury Stock
On October 16, 2008, the Board of Directors approved a new program to repurchase up to 69,944,380 common shares and up to 169,210,249 preferred shares, amounting to 5.5% and 8.5%, respectively, of the total number of outstanding shares of each class based on the shareholding position as of September 30, 2008. As of March 31, 2009, 18,415,859 common shares and 47,284,800 preferred shares had been acquired.
The objective of the program was to maximize the value of the Company for shareholders.
As of March 31, 2009, 152,623,603 shares were held in the treasury, totaling R$ 2,472,132 as follows:

Shares
	Quantity		Unit acquisition cost			Average quoted market price
Class	03/31/09	12/31/08	Average	Low	High	03/31/09	12/31/08
Preferred	77,625,704	76,854,304	23.56	21.02	27.96	27.80	37.99
Common	74,997,899	74,937,899	37.07	23.33	31.00	32.14	44.44

	152,623,603	151,792,203

6.22- Compensation of Stockholders
On April 30, 2009, the Company paid its stockholders the amount of R$2,734,500 in the form of dividends.
6.23- Financial Results

	Consolidated
	1Q/09	4Q/08	1Q/08
Financial expenses

Interest	(575,694)	(785,662)	(555,159)

Labor, tax and civil contingencies	(37,998)	(51,511)	(76,830)
Others	(103,384)	(155,656)	(470,501)

	(717,076)	(992,829)	(1,102,490)

Financial income

Related parties	169	158	1,344
Financial statements	275,555	495,148	53,719
Others	37,020	90,737	62,634

	312,744	586,043	117,697

Derivatives	43,775	(1,327,148)	(534,025)

Monetary and exchange rate variation on assets:
Cash and cash equivalents	(161,740)	3,187,341	(13,814)
Accounts receivable	(94,907)	1,785,400	14,559
Loans	295,438	(5,490,581)	310,779
Property, Plan and Equipment	(475,063)	96,278	(2,981)
Others	435,573	(187,872)	(22,915)

Net	(699)	(609,434)	285,628

Financial income (expenses), net	(361,256)	(2,343,368)	(1,233,190)

	Parent Company
	1Q/09	1Q/08
Financial expenses
Interest	(757,196)	(733,586)
Labor, tax and civil contingencies	(36,167)	(68,657)
Others	(23,057)	(230,652)

	(816,420)	(1,032,895)

Financial income
Related parties	72,110	51,912
Financial statements	154,837	20,126
Others	11,544	9,073

	238,491	81,111

Derivatives	(61,984)	(57,370)

Monetary and exchange rate variation on assets:
Cash and cash equivalents	(29,001)	3,437
Accounts receivable	(23,750)	(32,005)
Loans	21,347	50,718
Others	79,228	(58,380)
Related parties	374,801	369,836

Net	422,625	333,606

Financial income (expenses), net	(217,288)	(675,548)

6.24- Financial Instruments — Derivatives
Risk Management Policy
Vale’s risk management strategy aims to provide an integrated approach regarding the risks we are exposed to. In order to do that, we evaluate not only the impact of market risk factors in our business (market risk), but also the risk that arises from third-party obligations within the Company (credit risk) and the ones inherent to our production processes (operational risk).
Traditional market risk measures, such as VaR (Value at Risk), are not enough to evaluate the Company exposures, once, in Vale’s case, the main objective is to avoid a possible lack of cash to fulfill our future obligations and needs.
The enterprise risk management approach, which encompasses several kinds of risks, as well as the correlations between market risk factors, aims to evaluate the impact that such risk events would bring, considering the natural hedges presented in the Company’s portfolio. Therefore, when evaluating the risk inherent to Vale’s business, one can observe the positive effect related to the diversified portfolio mix of commodities and currencies. This diversification benefit implies in a natural reduction of the Company overall risk levels. Any risk mitigation strategy will only be implemented, whenever necessary, if it contributes significantly for the reduction of the volatility on our cash flows beyond the levels initially observed and desired.
Vale considers that the effective management of risk is a key objective to support its growth strategy and financial flexibility. The risk reduction on Vale’s future cash flow contributes to a better perception of the Company’s credit quality, improving its ability to access different markets and reducing the cost of funding. In furtherance of this objective, the board of directors has established an enterprise-wide risk management policy and a risk management executive committee.
The risk management policy determines that Vale should evaluate regularly its cash flow risk, as well as proposals for risk mitigation strategies. As already stated, these risk mitigation strategies, whenever considered necessary, should be put in place with the objective of reducing the risk of not performing the Company’s obligations with third-parties and its shareholders.
The executive board is responsible for evaluating and approving the long term risk mitigation strategies previously recommended by the risk management executive committee.
The risk management committee is responsible for issuing opinion about the risk management principles and instruments, besides communicating periodically to the executive board about the risk management processes and the main risks that the Company is exposed to, as well as their impact in the cash flow.
The risk management policy and the risk management norms, that complement the normative of risk management governance model, explicitly prohibit speculative transactions with derivatives and require the diversification of operations and counterparties.

Besides the risk management governance model, Vale has in place a well defined corporate governance structure. The recommendation and execution of the derivative transactions are implemented by different and independent areas. It is responsibility of the risk management department to define and propose to the risk management committee market risk mitigation strategies, consistent with Vale’s and its wholly owned subsidiaries corporate strategy. It is responsibility of the finance department the execution of the risk mitigation strategies though the use of derivatives. The independence of the areas guarantees an effective control on these operations.
The monthly monitoring and measurement of our consolidated exposure and portfolio allow us to follow closely the financial results and the impact in the cash flow, and also guarantee that the initial goals will be achieved. The mark-to-market on the derivatives portfolio is reported weekly to management.
All derivatives positions were recognized in our balance sheet at fair value, and gains or losses in fair value were accrued in Vale’s current earnings.
Considering the nature of Vale’s business and operations, the main market risk factors which the Company is exposed are:
•	Interest rates;

•	Foreign exchange;

•	Products prices
Fair value computation methodology
Well-known market participants’ valuation methodologies were used to compute the fair value of instruments. To evaluate the financial instruments, their present values were computed considering market curves that impact the instrument on the determination dates. The curves and prices used in the pricing for each group of instruments are detailed in the topic “market curves”.
The pricing method considered in the case of European options is the Black & Scholes model, which is widely used among derivatives market participants for the option pricing. The derivative fair value in this model is a function of the volatility, spot price of the underlying, strike price, risk free rate and maturity. In the case of options where the financial result is a function of the average of the underlying price for a certain period of the time, called Asian options, we use the Turnbull & Wakeman model, also widely used to price this type of instrument. Besides the parameters used on the Black & Scholes model it is considered in this model the price averaging period.
In the case of swaps, the receiving leg and the paying leg present values are estimated discounting their cash flows using the interest rate of the currency they are denominated. The difference between the present values of the receiving leg and paying leg of the swap is the fair value.
The computation method for the swaps linked to TJLP follows the description enclosed in CETIP’s formula book, which includes the TJLP forward curve definition. Therefore, TJLP is computed using the inflation target, published by Banco Central do Brasil, based on IPCA (Extended National Consumer Price Index) plus the Brazilian credit spread, which comprehends an international real interest rate and a Brazilian credit risk component, that is computed using the credit risk for the government bonds, for the medium and long term perspective.
The pricing for the commodities future settlement contracts (buy or sell) is computed using forward curves for each commodity. Normally, these curves are collected in the exchanges where these commodities are traded, among them, London Metals Exchange (LME) and COMEX or market price providers. When there is no price for a specific date, we use interpolations between the available periods.
Value at Risk computation methodology
The Value at Risk of the positions was measured using historical simulation approach. Different market risk factors that impact the prices of the derivatives included in our portfolio were identified and a two year sample of its historical daily returns was gathered.
The current positions of our derivatives were used to simulate their returns based on sample data and built a non parametric return distribution and consequently the value at risk for the portfolio considering one business day time horizon. The value at risk of the portfolio considers a 95% confidence level.
Sensitivity Analysis
In the topic “sensitivity analysis”, sensitivity analysis tables are presented for all the outstanding positions as of March 31st 2009. The scenarios defined for these analyses were:
•	Scenario I: expected – considers the market curves as of March 31st 2009;
•
Scenario II: unfavorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•
Scenario III: favorable change of 25% — considers a shock of 25% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;

•
Scenario IV: unfavorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, negatively impacting the fair value of Vale’s derivatives positions;

•	Scenario V: favorable change of 50% — considers a shock of 50% in the market curves used for the pricing in the expected scenario, positively impacting the fair value of Vale’s derivatives positions;
Contracts subjected to margin calls
Vale has contracts subject to margin calls only for part of copper and nickel trades executed by its wholly-owned subsidiary Vale Inco Ltd. The total amount deposited in cash in March 2009 was R$ 1.35 million, and it refers to positions that will mature in 2009.
Main positions definitions:
Hedge for the Real denominated debt indexed to CDI
•
CDI vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swaps to convert Brazilian reais denominated debt instruments linked to CDI to USD. In those swaps Vale pays fixed rates in USD and receives payments linked to CDI.

•
CDI vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swaps to convert Brazilian reais denominated debt instruments linked to CDI to USD. In those swaps Vale pays floating rates in USD (Libor – London Interbank Offered Rate) and receives payments linked to CDI.

Those instruments were used to convert the cash flows of debentures issued in 2006 with a nominal value of R$ 5.5 billion, NCE (Credit Export Notes) issued in 2008 with nominal value of R$ 2 billion and property and services acquisition financing realized in 2006 and 2007 with nominal value of R$ 1 billion.
Hedge for Real denominated debt indexed to TJLP
•
TJLP vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale entered into swaps to convert loans with Banco Nacional de Desenvolvimento Econômico e Social (BNDES) linked to TJLP to USD. In those swaps Vale pays fixed rates in USD and receives payments linked to TJLP.

•
TJLP vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into swaps to convert loans with BNDES linked to TJLP to USD. In those swaps Vale pays floating rates in USD and receives payments linked to TJLP.

Hedge for Euro denominated floating rate debt
•
Euro floating rate vs. USD floating rate swap – In order to reduce the cash flow volatility, Vale entered into a swap to convert loans in Euros linked to Euribor to loans in USD linked to Libor. We used this instrument to convert the cash flow of a debt in Euros, with a notional amount of € 19.1 million issued in 2003 by Vale. In those swaps Vale pays floating rates in USD (Libor) and receives floating rates in Euros (Euribor).

Hedge for the USD floating rate debt
•
USD floating rate vs. USD fixed rate swap – In order to reduce the cash flow volatility, Vale Inco Ltd., Vale ´s wholly-owned subsidiary, entered into a swap to convert USD floating rate debt into USD fixed rate debt. Vale Inco used this instrument to convert the cash flow of a debt issued in 2004 with notional amount of USD 200 million. In those swaps Vale pays fixed rates in USD and receives floating rates in USD (Libor).

Foreign Exchange hedge From Coal Fixed Price Sales – In order to reduce the cash flow volatility associated with a fixed price coal contract Vale used Australian Dollar forward purchase to hedge foreign exchange exposure and equalize production cost and revenues currencies.
Nickel Fixed Price Program – In order to maintain the exposure to Nickel price fluctuations, Vale Inco Ltd., Vale’s wholly-owned subsidiary entered into derivatives to convert to floating prices all contracts with clients that required a fixed price. It aims to guarantee that the prices of those operations would be the same of the average prices negotiated in LME in the date the product is delivered to the client. It normally envolves buying Nickel forwards (Over-the-Counter) or futures (exchange negotiated). Those operations are usually reverted before the maturity in order to match the settlement dates of the commercial contracts in which the prices are fixed.
Nickel Purchase Protection Program – This program was implemented in order to reduce the cash flow volatility due to the mismatch between the pricing of the purchased nickel (concentrate, cathode, sinter and others) and the pricing of the final product sold to our clients. The items purchased are raw materials utilized to produce refined Nickel. This program is usually implemented by the sale of nickel forward or future contracts at LME or over-the-counter operations.

Hedge of Natural Gas – Vale Inco Ltd., Vale’s wholly-owned subsidiary entered into derivatives in order to minimize the impact of the Natural Gas price volatility in our costs. These transactions are usually implemented using swaps or by the purchase of forward contracts.
Copper Scrap Purchase Protection Program – This program was implemented in order to reduce the cash flow volatility due to the quotational period mismatch between the pricing period of copper scrap purchase and the pricing period of final products sale to the clients, as the copper scrap combined with other raw materials or inputs of Vale’s wholly-owned subsidiary, Vale Inco Ltd, to produce copper. This program usually is implemented by the sale of forwards or futures at LME or Over-the-Counter operations.
Bunker Oil Purchase Hedge Program – In order to reduce the impact of bunker oil price fluctuation on Vale’s freight hiring and consequently on Vale’s Cash Flow, Vale implemented a hedge program that consists of forward purchases and swaps.
Embedded Derivatives
•
Energy purchase – energy purchase agreement between Albrás, Vale’s controlled subsidiary, and Eletronorte in which there’s a clause that defines that a premium can be charged if aluminum prices trades in the range from US$ 1,450/t until US$ 2,773/t. This clause is considered an embedded derivative.

•
Raw material and intermediate products purchase – Nickel concentrate and raw materials purchase agreements of Vale Inco Ltd, Vale’s wholly-owned subsidiary, in which there are provisions based on nickel and copper future prices behavior. These provisions are considered embedded derivatives.

Foreign exchange and interest rate risk
Vale’s cash flow is subjected to volatility of several different currencies against the US dollar. While most of our product prices are indexed to US dollars, representing around 94%, most of our costs, disbursements and investments are indexed to currencies different than the US dollar, mainly Brazilian reais and Canadian dollars.
Therefore, US dollar is the reference currency for Vale’s obligations. Derivatives instruments may be used in order to reduce Vale’s potential cash flow volatility arising from the currency mismatch. Vale’s foreign exchange and interest rate derivative portfolio consists, basically, of interest rates swaps to convert floating cash flows in Brazilian reais to fix or floating US dollar cash flows, without any leverage.
From another perspective, Vale has also an exposure to interest rates risks over loans and financings. The US dollar floating rate debt in the portfolio consists mainly of loans including export pre-payments, commercial banks and multilateral organizations loans. In general, our US dollars floating rate debt is mainly subject to changes in the Libor (London Interbank Offer Rate in US dollars). To mitigate the impact of the interest rate volatility on the cash flow, Vale takes advantage of natural hedges allowed by the positive correlation of metal prices and US dollar floating rates. When natural hedges are not present, we may opt to realize the same effect using financial instruments.
The Real denominated debt subject to floating interest rates are debentures, Banco Nacional de Desenvolvimento Econômico e Social (BNDES) loans and property and services acquisition financing in the Brazilian market. These debts are mainly linked to CDI and TJLP.
On March 31st, 2009, the total amount of real denominated debt converted through swaps into US dollars was US$ 4.6 billion, with an average cost in dollars of 4.97% after the swaps transactions were implemented and maturity between November 2010 and December 2027, with semi-annual interest payments1.
These swap transactions have settlement dates similar to the interest and principal payment dates, taking into account the liquidity restrictions of the market. At each settlement date, the results on the swap transactions partially offset the impact of the US dollar / Brazilian reais exchange rate in our obligations, contributing to a stable flow of cash disbursements in US dollars for the interest and/or principal payment of our real denominated debt.
In the event of an appreciation (depreciation) of the Brazilian reais against US dollar, the negative (positive) impact on our Real denominated debt obligations (interest and/or principal payment) measured in US dollars will be almost totally offset by a positive (negative) effect from the swap transaction, regardless of the US dollar / Brazilian Reais exchange rate on the payment date.
On the first quarter of 2009, Vale paid an interest amount equivalent to R$ 147 million related to Real denominated debt that were converted into US dollars through the use of swap transactions. However, the Company has received R$ 49 million on the settlement of the swaps, offsetting the US dollar / Brazilian reais exchange rate variation impact in our debt service.

[1]	With the exception of a US$559 million debt with monthly and quarterly interest and amortization payments.

The tables below shows March 31st 2009 derivative positions with the following information: notional amount, initial cost, fair value, value at risk, gains or losses in the period and fair value for the remaining years of the operations per each group of instruments. The instruments total at risk (VaR) is not necessarily the sum of values at risk of its components, as it considers the combined variations effect of its own risk factors.

								Unrealized Gain/Loss (R$		Realized	VaR (R$
	Notional ($ million)							million)		Gain/Loss (R$	million)	Unrealized Gain/Loss by year (R$ million) *
Flow	31-mar-09			31-dez-08		Index	Average rate	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2012	2013	2014	2015	2019

Swap CDI vs. fixed rate swap
Receivable	R$	7,519		R$	7,531	CDI	101.14%	8,610	8,463	66	0.6	16	(720)	(68)	—	—	(162)
Payable	USD	3,670		USD	3,672	USD	+ 5,60%	(9,545)	(9,338)	(34)	320

Net								(935)	(875)	32	320

Swap CDI vs. floating rate swap
Receivable	R$	792		R$	792	CDI	102.26%	838	834	28	0.3	—	(29)	—	—	—	(64)
Payable	USD	430		USD	430	Libor	+ 3,88%	(931)	(1,057)	(12)	33

Net								(93)	(223)	16	33

Swap TJLP vs. fixed rate swap
Receivable	R$	1,163		R$	518	TJLP	TJLP + 1,60%	1,109	436	19	8.7	—	—	—	(9)	(21)	—	(133)
Payable	USD	577		USD	304	USD	+ 3,76%	(1,272)	(580)	(20)	47

Net								(163)	(144)	(1)	48

Swap TJLP vs. floating rate swap
Receivable	R$	643		R$	645	TJLP	TJLP + 0,95%	580	503	4	8.2	—	—	—	—	(64)	—	(26)
Payable	USD	376	USD	USD	378	Libor	LIBOR - 1,13%	(671)	(572)	(3)	26

Net								(91)	(69)	1	24

*	We do not have portion of fair values to be settled in the years 2011, 2016, 2017 and 2018.
In order to reduce cash flow volatility associated with a financing from KfW Bankengruppe indexed to Euribor, Vale entered into a swap where the cash flows in Euros are converted into cash flows in US dollars.

							Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional ($ million)						million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09		31-dez-08		Index	Average rate	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

EUR floating rate vs. USD floating rate swap
Receivable		€7		€7	EUR	Euribor + 0,875%	23	24	—	0.4	1.3	1.1	1.1
Payable	USD	8	USD	8	USD	Libor + 1,0425%	(19)	(19)	—	0.0

Net							4.0	5.0	—	0.4

In order to reduce the cash flow volatility associated to changes on the US interest rate, Vale entered into a floating to fix interest rate.

							Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional ($ million)						million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09		31-dez-08		Index	Average rate	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Receivable					USD	3M LIBOR	463	466	1.7	0.3	(12)	(11)	(6.3)
Payable	USD	200	USD	200	USD	4,795%a.a.	(492)	(498)	(5.5)	1.0

Net							(29)	(32)	(3.8)	1.0

In order to reduce the cash-flow volatility associated with the foreign exchange exposure from coal fixed price sales, Vale forward purchased Australian Dollars.

					Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (USD)			Average rate	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(AUD/USD)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Forward	125,000	—	B	0.66	6.1	—	—	2.7	2.6	2.8	0.7
Commodities price risk
Vale is also exposed to several market risks associated to global commodities prices volatilities.
Nowadays, derivatives transactions included in the portfolio related to commodities prices and/or input costs comprehend nickel, copper, natural gas and bunker oil derivatives and all have the same purpose of mitigating Vale’s cash flow volatility.
Nickel – The Company has a long position on future contracts in the London Metal Exchange (LME), with the purpose of maintaining its exposure to nickel price variation, regarding the fact that, in some cases, the commodity is sold at a fixed price to some customers. Vale has also short positions on the futures market in the LME, in order to minimize the risk of mismatch between the pricing on the costs of intermediate products and finished goods.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (ton)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/ton)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Nickel Fixed Price Sales Hedge Program
Futures	8,994	10,140	B	15,269.06	(111)	(117)	(48)	14	(89)	(22)	(0.4)

Nickel Purchase Hedge Program
Futures	5,940	4,944	S	9,775.64	4.3	(16)	4.4	11	4.3	—	0.0
In addition to the contracts mentioned above, Vale has long positions of nickel and copper raw materials which have a price definition based on a commodity index, which implies, in practice, that this contract is treated as an embedded derivative.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (ton)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/ton)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

For Customer Raw Material Contracts
Nickel Forwards	4,741	6,213	B	10,271.45	1.9	9.0	1.5	3.0	1.9	—	—
Copper Forwards	4,741	6,213		3,486.37	(2.0)	—	3.5	—	(2.0)	—	—

Total					(0.1)	9.0	5.0	3.0

For Nickel Concentrate Customer Sales
Forward	3,117	3,966	B	10,557.22	3.5	42	47	3.2	3.5	—	—
Aluminum – The table below presents the aluminum embbeded derivatives position originated from the energy suply contract between Albras and Alunorte.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (ton)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/ton)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Call	200,228	200,228	B	2,773	3.0	3.0	—	1.2	(16)	(55)	(17)
Call	200,228	200,228	S	1,450	(91)	(116)	—	12

Total					(88)	(113)	—	11

Copper –Vale Inco Ltd., Vale’s wholly-owned subsidiary, makes use of hedging to protect the price mismatch between the date of copper scrap purchase and the date of selling the finished good. The table below illustrates March open positions.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (ton)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/ton)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Futures	147	136	S	3,525.02	(0.2)	0.6	0.5	0.1	(0.2)	—	—
Natural gas – Vale uses natural gas swap contracts to minimize the impact of price fluctuation of this input cost in the cash flow.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (Giga Joule)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/GJ)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Forwards	963,000	1,773,000	S	7.62	(6.1)	(4.4)	(4.6)	0.5	(6.1)	—	—
Bunker Oil – Vale uses forward purchase and swaps to mitigate the impact of changes of bunker oil prices in the cash flow.

				Average	Unrealized Gain/Loss (R$		Realized	VaR (R$	Unrealized Gain/Loss by year (R$
	Notional (ton)			Strike	million)		Gain/Loss (R$	million)	million)
Flow	31-mar-09	31-dez-08	Buy/ Sell	(USD/ton)	31-mar-09	31-dez-08	31-mar-09	31-mar-09	2009	2010	2011

Forward	125,000	—	B	273	(1.4)	—	(0.2)	4.1	(2.3)	0.8

Sensitivity Analysis
Values in R$ million

Program	Instrument	Impact description	Scenario I	Scenario II	Scenario III	Scenario IV	Scenario V
Hedge for the Real denominated debt indexed to CDI	CDI vs. USD fixed rate swap	USD/BRL fluctuation	(934.8)	(3,179.3)	1,309.6	(5,423.7)	3,554.1
		USD interest rate inside Brazil variation	(934.8)	(1,083.9)	(791.7)	(1,239.5)	(654.1)
	CDI vs. USD floating rate swap	USD/BRL fluctuation	(93.1)	(326.5)	140.3	(559.9)	373.7
		USD interest rate inside Brazil variation	(93.1)	(134.1)	(55.2)	(178.5)	(20.0)
Hedge for the Real denominated debt indexed to TJLP	TJLP vs. USD fixed rate swap	USD/BRL fluctuation	(163.0)	(481.7)	155.6	(800.4)	474.3
		USD interest rate inside Brazil variation	(163.0)	(223.6)	(108.0)	(290.4)	(57.7)
		Brazilian interest rate fluctuation	(163.0)	(246.8)	(66.0)	(319.7)	47.2
	TJLP vs. USD floating rate swap	USD/BRL fluctuation	(90.7)	(258.9)	77.5	(427.1)	245.7
		USD interest rate inside Brazil variation	(90.7)	(157.3)	(32.3)	(233.8)	19.0
		Brazilian interest rate fluctuation	(90.7)	(163.0)	(2.7)	(223.0)	105.4
Hedge for Euro	EUR floating rate vs. USD	EUR/USD fluctuation	3.5	(2.2)	9.1	(7.9)	14.8
denominated floating rate	floating rate swap	Euribor variation	3.5	3.4	3.5	3.4	3.5
debt		USD Libor variation	3.5	3.4	3.5	3.4	3.5
Hedge for the USD	USD floating rate vs. USD	USD Libor variation	(28.9)	(29.3)	(28.5)	(29.8)	(28.1)
denominated floating rate debt	fixed rate swap
Bunker Oil Hedge	Bunker Oil forward	Bunker Oil price fluctuation	(1.4)	(20.9)	18.0	(40.3)	37.5
Foreign Exchange Hedge	Australian dollar forwards	USD/AUD fluctuation	6.1	(13.3)	25.5	(32.8)	45.0
Program on Coal Fixed Price Sales
Nickel purchase fixed	Purchase of nickel	Nickel price fluctuation	(111.2)	(162.6)	(59.8)	(213.9)	(8.4)
price program	future/forward contracts
Nickel purchase protection program	Sale of nickel future/forward	Nickel price fluctuation	4.3	(29.0)	37.6	(62.3)	70.9
	contracts
Hedge of natural gas	Purchase of natural gas	Natural gas price fluctuation	(6.1)	(7.6)	(4.5)	(9.1)	(3.0)
	forward contracts
Copper scrap purchase protection	Sale of copper future/forward	Copper price fluctuation	(0.2)	(0.5)	0.2	(0.9)	0.5
	contracts
Embedded derivatives -	Embedded derivatives -	Nickel price fluctuation	3.5	(6.4)	13.4	(16.3)	23.3
Intermediate products	Intermediate products
purchase forward	purchase
Embedded derivatives - Raw material purchase	Embedded derivatives - Raw material purchase	Nickel and copper price fluctuation	(0.1)	(12.6)	12.3	(25.0)	24.7
Embedded derivatives -	Embedded derivatives -	Aluminum price fluctuation	(88.3)	(197.6)	(25.9)	(318.0)	(5.0)
Energy purchase	Energy purchase - Aluminum
	Options
Credit risk on financial trades and financial institutions ratings
Derivatives transactions are executed with financial institutions that we consider to have a very good credit quality. The exposure limits to financial institutions are proposed annually for the Executive Risk Committee and approved by the Executive Board. The financial institutions credit risk tracking is performed making use of a credit risk valuation methodology which considers, among other information, published ratings provided by international rating agencies. In the table below, we present the ratings in foreign currency published by Moody’s e S&P agencies for the most important financial institutions that we had outstanding trades as of March 31st. 2009.

Parent Company	Vale’s Counterparty	Moody’s*	S&P *

Banco do Brasil S.A.	Banco do Brasil S.A.	A1	BBB-
Banco Bradesco S.A.	Banco Bradesco S.A.	A1	BBB
Citigroup Inc.	Citigroup Inc.	A3	A
Banco Votorantim S.A.	Banco Votorantim S.A.	Baa1	BB +
HSBC Holdings plc	HSBC Holdings plc	Aa2	AA-
JP Morgan Chase & Co.	JP Morgan Chase & Co.	Aa3	A+
Banco Santander S.A. (Spain)	Banco Santander S.A. (Spain)	Aa1	AA
HSBC Holdings plc	HSBC Bank Brasil S.A.	A1	BBB-
Banco Itaú Unibanco S.A.	Banco Itaú Unibanco S.A.	A1	BBB
JP Morgan Chase & Co.	JP Morgan Chase Bank NA	Aa1	AA-
Standard Bank	Standard Bank of South África Ltd	Baa1	—
BNP Paribas	BNP Paribas	Aa1	AA
Mitsui Co. Ltd**	Mitsui Bussan	A2	A+

*	For brazilian Banks we used local long term deposit rating

**	“Parent Company” rating

Market Curves
To build the curves used on the pricing of the derivatives we used public data from BM&F, Central Bank of Brazil, London Metals Exchange (LME) and proprietary data from Thomson Reuters, Bloomberg L.P. and Enerdata.
1. Commodities
Aluminum

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	1,355.00	MAR10	1,498.00	FEB11	1,630.50
APR09	1,360.25	APR10	1,511.75	MAR11	1,642.00
MAY09	1,374.50	MAY10	1,523.00	APR11	1,653.50
JUN09	1,386.25	JUN10	1,534.25	MAY11	1,665.00
JUL09	1,398.00	JUL10	1,548.00	JUN11	1,676.00
AUG09	1,413.00	AUG10	1,559.50	JUL11	1,687.00
SEP09	1,424.75	SEP10	1,571.00	AUG11	1,698.00
OCT09	1,439.25	OCT10	1,584.50	SEP11	1,709.00
NOV09	1,450.75	NOV10	1,596.00	OCT11	1,720.00
DEC09	1,461.50	DEC10	1,607.50	NOV11	1,731.00
JAN10	1,475.50	JAN11	1,619.00	DEC11	1,742.00
FEB10	1,486.75
Nickel

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	9,773.00	JAN10	10,003.92	OCT10	10,193.60
MAY09	9,811.44	FEB10	10,023.89	nov/10	10,212.89
JUN09	9,837.77	MAR10	10,043.87	DEC10	10,232.18
JUL09	9,862.10	APR10	10,068.22	jan/11	10,256.29
AUG09	9,890.33	MAY10	10,087.51	FEB11	10,275.58
SEP09	9,912.92	JUN10	10,106.80	mar/11	10,294.87
OCT09	9,939.01	jul/10	10,130.91	APR11	10,303.11
NOV09	9,958.98	AUG10	10,150.20	MAY11	10,307.08
DEC09	9,978.95	SEP10	10,169.49
Copper

Maturity	Price (USD/lb)	Maturity	Price (USD/lb)	Maturity	Price (USD/lb)
MAY09	1.85	JUN09	1.85	JUL09	1.86
Bunker Oil

Maturity	Price (USD/ton)	Maturity	Price (USD/ton)	Maturity	Price (USD/ton)
SPOT	256.50	SEP09	266.50	FEB10	291.25
APR09	256.50	OCT09	278.00	MAR10	291.25
MAY09	258.50	NOV09	278.00	APR10	302.00
JUN09	261.00	DEC09	278.00	MAY10	302.00
JUL09	266.50	JAN10	291.25	JUN10	302.00
AUG09	266.50
Alumínio — Volatility

Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)	Maturity	Vol (%a.a.)
VOLSPOT	33.60	VOL9M	28.26	VOL4Y	22.89
VOL1M	32.26	VOL1Y	27.50	VOL5Y	22.24
VOL3M	31.03	VOL2Y	24.96	VOL7Y	22.24
VOL6M	29.37	VOL3Y	23.69	VOL10Y	22.24

2. Rates
USD-Brazil Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2009	1.12%	01/04/2010	2.37%	01/04/2014	4.98%
01/06/2009	1.12%	01/10/2010	2.87%	02/01/2015	5.38%
01/07/2009	1.23%	02/01/2012	3.90%	04/01/2016	5.84%
01/10/2009	1.66%	01/04/2013	4.48%	02/01/2018	7.00%
04/01/2010	2.04%
US Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
USD1D	0.3301	USD9M	1.2318	USD4Y	2.0096
USD1M	0.9780	USD1Y	1.2389	USD5Y	2.2570
USD2M	1.3829	USD2Y	1.4240	USD7Y	2.6334
USD3M	1.5610	USD3Y	1.7177	USD10Y	2.9712
USD6M	1.2666
TJLP

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2009	6.25%	01/01/2011	8.03%	01/10/2012	8.78%
01/04/2009	6.25%	01/04/2011	8.17%	01/01/2013	8.82%
01/07/2009	7.29%	01/07/2011	8.31%	01/04/2013	8.84%
01/10/2009	7.44%	01/10/2011	8.46%	01/07/2013	8.86%
01/01/2010	7.56%	01/01/2012	8.57%	01/10/2013	8.86%
01/04/2010	7.67%	01/04/2012	8.66%	01/01/2014	8.86%
01/07/2010	7.77%	01/07/2012	8.73%	01/04/2014	8.84%
01/10/2010	7.89%
BRL Interest Rate

Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)	Maturity	Rate (% a.a.)
31/03/2009	11.08%	04/01/2010	9.69%	01/07/2011	10.57%
01/04/2009	11.08%	01/04/2010	9.80%	03/10/2011	10.67%
04/05/2009	11.08%	01/07/2010	9.99%	02/01/2012	10.73%
01/06/2009	10.53%	01/10/2010	10.15%	02/04/2012	10.90%
01/07/2009	10.23%	03/01/2011	10.29%	02/01/2013	11.27%
01/10/2009	9.82%	01/04/2011	10.46%	02/01/2014	11.56%
3. Currencies
EURO

Maturity	EUR/USD	Maturity	EUR/USD	Maturity	EUR/USD
EURSPOT	1.3259	EUR9M	1.3274	EUR4Y	1.3319
EUR1M	1.3258	EUR1Y	1.3281	EUR5Y	1.3314
EUR3M	1.3260	EUR2Y	1.3313	EUR7Y	1.3254
EUR6M	1.3265	EUR3Y	1.3318	EUR10Y	1.3054
AUD

Maturity	AUD/USD	Maturity	AUD/USD	Maturity	AUD/USD
AUDSPOT	0.6913	AUD9M	0.6815	AUD4Y	0.6255
AUD1M	0.6897	AUD1Y	0.6777	AUD5Y	0.6368
AUD3M	0.6874	AUD2Y	0.6629	AUD7Y	0.5903
AUD6M	0.6842	AUD3Y	0.6430	AUD10Y	0.5598
Currencies — Ending rates as of March 31, 2009

EUR/USD	1.3252	USD/CAD	1.2602	USD/BRL	2.3152

Summary the movement of our derivatives according to the period present as follows:

	Consolidated
	1Q/09
	Currencies\			Products by
	Interest rates	Bunker Oil and		aluminum
	(libor)	Natural Gas (*)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	626	79,185	—	(1,260,560)
Payments (receipt) financial	(45,396)	4,787	—	—	(491)	(8,857)	—	(49,957)
Financial expenses, net	77,614	(7,931)	—	—	(321)	(29,476)	—	39,886
Monetary variations, net	2,758	35	—	—	(6)	(761)	—	2,026

Gains / (losses) unrealized on 03/31/09	(1,301,037)	(7,467)	—	—	(192)	40,091	—	(1,268,605)

	4Q/08
	Currencies\			Products by
	Interest rates	Bunker Oil and		aluminum
	(libor)	Natural Gas (*)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 06/30/08	323,059	(3,341)	(18,637)	(86,194)	(75,419)	73,435	(3,479)	209,424
Payments (receipt) financial	(121,140)	2,334	19,226	(58,772)	(62,697)	77,242	1,142	(142,665)
Financial expenses, net	(1,518,403)	(2,620)	2,177	155,150	153,089	(87,965)	3,208	(1,295,364)
Monetary variations, net	(19,529)	(731)	(2,766)	(10,184)	(14,347)	16,473	(871)	(31,955)

Gains / (losses) unrealized on 12/31/08	(1,336,013)	(4,358)	—	—	626	79,185	—	(1,260,560)

	1Q/08
	Currencies\			Products by
	Interest rates	Bunker Oil and		aluminum
	(libor)	Natural Gas (*)	Gold	area	Copper	Nickel	Platinum	Total
Gains / (losses) unrealized on 12/31/07	1,118,546	(10,802)	(64,608)	(172,569)	(332,222)	73,557	(42,722)	569,180
Payments (receipt) financial	(49,048)	1,289	20,087	42,333	104,343	777	15,822	135,603
Financial expenses, net	(24,256)	3,966	(13,982)	(305,976)	(202,236)	(61,044)	(27,448)	(630,976)
Monetary variations, net	7,151	1,189	726	1,804	3,301	(2,388)	253	12,036

Gains / (losses) unrealized on 03/31/08	1,052,393	(4,358)	(57,777)	(434,408)	(426,814)	10,902	(54,095)	85,843

(*)	The R$1,415 of the total amount refers to bunker oil classified as Hedge Accounting.

	Parent Company
	1Q/09
	Currencies\
	Interest rates
	(libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/08	(1,078,850)	—	—	(1,078,850)
Payments (receipt) financial	(21,867)	—	—	(21,867)
Financial expenses, net	(61,934)	—	—	(61,934)
Monetary variations, net	(50)	—	—	(50)

Gains / (losses) unrealized on 03/31/09	(1,162,701)	—	—	(1,162,701)

	1Q/08
	Currencies\
	Interest rates
	(libor)	Gold	Copper	Total
Gains / (losses) unrealized on 12/31/07	1,064,547	(45,256)	(1,923)	1,017,368
Payments (receipt) financial	(48,584)	13,962	314	(34,308)
Financial expenses, net	(22,342)	(9,861)	(35,246)	(67,449)
Monetary variations, net	10,636	464	(1,021)	10,079

Gains / (losses) unrealized on 03/31/08	1,004,257	(40,691)	(37,876)	925,690

The due dates of the consolidated financial instruments are as follows:

Currencies\ Interest rates (LIBOR)	December 2019
Fuel Oil	April 2010
Natural Gas	October 2009
Copper	July 2009
Nickel	May 2011

6.25- Selling, Administrative, Other Operating Expenses and Non Operating Income

	Consolidated			Parent Company
	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08
Administrative
Personnel	159,907	207,244	171,207	88,445	96,584
Services (consulting, infrastructure and others)	84,253	229,185	84,967	37,555	37,371
Advertising and publicity	31,999	94,472	34,348	26,829	32,646
Depreciation	88,759	69,909	79,818	71,231	64,291
Travel expenses	13,065	16,424	10,841	5,161	7,327
Rents and taxes	23,560	37,275	9,392	8,000	7,252
Community aborigine	4,942	4,569	5,826	4,608	4,968
Others	38,559	116,865	60,294	20,733	24,954
Sales (*)	129,446	940,534	143,156	9,780	17,786

Total	574,490	1,716,477	599,849	272,342	293,179

(*)	Represents the effects of fluctuations in commodity prices of copper on its receivables, expenses with offices abroad and provision for claims settlement.

	Consolidated			Parent Company
	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08
Other operating expenses (income), net
Provisions for contingencies	—	161,685	(8,697)	—	—
Provision for loss on ICMS credits	73,213	62,935	49,124	65,504	34,411
Provision for profit sharing	67,517	16,269	47,667	33,138	26,010
Fundação Vale do Rio Doce — FVRD	12,656	26,086	13,195	12,656	13,195
Recoverable taxes — PIS and COFINS	(66,326)	(70,471)	(63,879)	(66,326)	(63,879)
Provision for material / inventories	—	141,665	—	—	—
Adjust the value of realization of stock	112,535	334,021	—	—	—
Low assets intangibles	—	144,117	—	—	0
MRS fees adjustment	—	286,073	—	—	—
Disconnection	91,782	32,547	—	2,622	—
Stopped of plant	140,128	—	—	140,128	—
Idle capacity	235,424	—	—	171,887	—
Others	217,586	490,715	320,053	(8,783)	78,941

Total	884,515	1,625,642	357,463	350,826	88,678

	Consolidated			Parent Company
Resultado na venda de investimentos	1Q/09	4Q/08	1Q/08	1Q/09	1Q/08

Jubilee Mines N.L.	—	—	138,879	—	—

7- Attachment I — Statement of Investments in Subsidiaries and Jointly-Controlled Companies

			In millions of reais
			Accounting information - (to review)
			Assets			Liabilities and stockholders’ equity			Statement of income
				Non-current			Non-current
					Investments,
					property plant		Exigível a longo
					and equipment		prazo e	Adjusted		Cost of	Operating	Income tax
	Participation (%)				and deferred		Participações de	stockholders’		products and	income	and Social	Adjusted net
Period ended march 31, 2009	Total	Voting	Circulante	Long-term	charges	Current	minoritários	equity	Net revenues	services	(expenses)	contribution	income (loss)
Jointly-controlled companies
ALBRAS — Alumínio Brasileiro S.A.	51.00	51.00	524,366	1,410,612	1,071,574	494,317	597,166	1,915,069	361,771	(377,260)	(33,172)	17,915	(30,746)
ALUNORTE — Alumina do Norte do Brasil S.A.	57.03	61.74	1,046,010	257,244	5,346,653	397,565	1,957,876	4,294,466	644,011	(705,018)	(19,419)	28,075	(52,351)
Brasilux S.A.	100.00	100.00	4,716	38,936	—	6,053	—	37,599	—	—	(228)	—	(228)
Cadam S.A	61.48	100.00	158,363	66,803	97,983	37,694	49,279	236,176	45,316	(32,404)	(28,747)	(1,483)	(17,318)
Companhia Paulista de Ferro Ligas	100.00	100.00	158,849	104,018	1,419	152,224	115,852	(3,790)	—	—	4,562	(1,621)	2,941
Companhia Portuária Baia de Sepetiba — CPBS	100.00	100.00	197,243	8,121	190,999	180,686	773	214,904	56,152	(24,676)	1,236	(9,746)	22,966
CVRD Overseas Ltd.	100.00	100.00	2,317,089	314,514	1,559,515	1,834,334	46,466	2,310,318	1,151,592	(847,905)	(16,211)	—	287,476
Docepar S.A.	100.00	100.00	20,884	287,820	150	35,238	278,392	(4,776)	—	—	(3,315)	—	(3,315)
Diamond Coal Ltd	100.00	100.00	13,432	—	908,036	13,413	213,495	694,560	—	—	—	—	—
Ferrovia Centro — Atlântica S.A.	100.00	100.00	259,588	118,676	1,683,105	167,245	1,994,695	(100,571)	153,900	(166,306)	(16,729)	(79)	(29,214)
Ferrovia Norte-Sul S.A.	100.00	100.00	23,608	2,443	1,753,792	965,010	—	814,833	8,006	(3,810)	(5,108)	1,508	596
Florestas Rio Doce S.A.	99.90	100.00	10,407	16,868	3,716	5,283	4,638	21,070	—	—	11	19	30
Green Minerals Resources Inc	100.00	100.00	59,190	—	2,897,356	21,645	967,247	1,967,654	—	—	(6,742)	—	(6,742)
Mineração Tacumã Ltda.	100.00	100.00	444	—	1,689,270	18,501	1,788,341	(117,128)	—	—	(29,468)	—	(29,468)
Minerações Brasileiras Reunidas S.A. — MBR (a)	92.99	92.99	281,477	75,432	6,685,414	953,535	1,406,145	4,682,643	—	(38,959)	137,801	(11,006)	87,836
Para Pigmentos S.A	86.17	85.57	89,324	52,879	(6,281)	58,839	166,273	(89,190)	26,203	(20,186)	(80,613)	(584)	(75,180)
Rio Doce Manganése Norway AS	100.00	100.00	191,874	—	59,463	38,166	7,398	205,773	72,724	(34,254)	(43,631)	—	(5,161)
Salobo Metais S.A.	100.00	100.00	274,782	—	1,427,810	19,423	1,266,016	417,153	—	—	—	—	—
Urucum Mineração S.A.	100.00	100.00	272,300	11,642	55,386	55,450	121,443	162,435	25,210	(5,201)	(16,856)	(2,257)	896
Vale Austrália Pty Ltd.	100.00	100.00	497,091	255,984	2,163,532	182,097	1,766,392	968,118	309,493	(171,024)	(95,684)	(18,537)	24,248
Vale Inco	100.00	100.00	7,383,546	453,647	52,986,134	3,530,271	43,175,990	14,117,066	2,042,327	(2,198,067)	(610,826)	356,922	(409,644)
Vale International S.A.	100.00	100.00	30,790,841	62,905,348	55,924,295	10,034,046	60,971,021	78,615,417	7,774,510	(6,064,633)	(159,465)	(21,233)	1,529,179
Vale Manganês S.A.	100.00	100.00	1,222,075	123,156	351,207	423,330	187,831	1,085,277	138,756	(65,241)	(5,645)	1,152	69,022
Vale Manganese France	100.00	100.00	405,196	(803)	93,279	207,127	15,321	275,224	57,375	(58,118)	(11,288)	848	(11,183)
Vale Overseas Ltd.	100.00	100.00	255,597	13,324,516	—	255,600	13,324,514	(1)	—	—	—	—	—
Valesul Alumínio S.A (a)	100.00	100.00	180,120	89,230	515,486	97,605	39,557	647,674	59,818	(61,642)	(6,748)	—	(8,572)

Jointly-controlled companies
Baovale Mineração S.A.	50.00	100.00	49,185	26	61,767	25,213	—	85,765	8,720	(1,178)	(35)	(991)	6,516
California Steel Industries, Inc.	50.00	50.00	717,200	—	611,630	86,151	551,733	690,946	339,830	(308,091)	(113,706)	31,740	(50,227)
Companhia Coreano-Brasileira de Pelotização — KOBRASCO	50.00	50.00	220,783	23,611	243,008	67,789	113,789	305,824	70,241	—	4,738	(23,954)	51,025
Companhia Hispano-Brasileira de Pelotização — HISPANOBRÁS	50.89	51.00	192,954	49,166	133,318	106,432	46,236	222,770	276	(1)	(14,661)	95	(14,291)
Companhia Ítalo-Brasileira de Pelotização — ITABRASCO	50.90	51.00	128,401	56,902	192,351	9,584	86,514	281,556	12,961	—	5,143	(4,127)	13,977
Companhia Nipo-Brasileira de Pelotização — NIBRASCO	51.00	51.11	116,962	65,375	385,458	(19,948)	61,894	525,849	29,536	(1)	1,684	(9,048)	22,171
Minas da Serra Geral S.A. — MSG	50.00	50.00	56,759	23,791	58,728	22,128	19,898	97,252	4,544	(2,456)	74	(685)	1,477
Mineração Rio do Norte S.A.	40.00	40.00	201,964	640,250	877,528	614,397	443,560	661,785	229,025	(121,426)	(4,509)	(34,349)	68,741
MRS Logística S.A. (a)	41.50	37.86	905,299	519,408	2,886,206	953,217	1,738,954	1,618,742	460,678	(279,625)	(32,666)	(45,411)	102,976
Samarco Mineração S.A.	50.00	50.00	1,473,469	404,416	3,599,024	2,575,194	2,111,015	790,700	600,154	(218,224)	(141,205)	(43,826)	196,899
Teal Minerals	50.00	50.00	150,541	—	756,611	233,836	222,491	450,825	—	—	—	—	—
Observances:

(a)	Includes direct and indirect participation.
Additional information of the main operational investee companies are available on the Vale website www.vale.com, investor relations.

8- Report of the Independent Accountants

Deloitte Touche Tohmatsu Av. Pres. Wilson, 231 22°, 25° e 26° andares 20030-905 — Rio de Janeiro — RJ Brasil

Tel.: +55 (21) 3981-0500
Fax: +55 (21) 3981-0600
www.deloitte.com.br
(Convenience Translation into English from the Original Previously Issued in Portuguese)
INDEPENDENT ACCOUNTANTS’ REVIEW REPORT
To the Shareholders and Board of Directors of
Companhia Vale do Rio Doce
Rio de Janeiro — RJ
1.
We have reviewed the accounting information included in the accompanying interim financial statements of Companhia Vale do Rio Doce (the “Company”) and subsidiaries for the quarter ended March 31, 2009, consisting of the individual (Company) and consolidated balance sheets, the related statements of income, changes in shareholders’ equity (Company), cash flows, and value added, the performance report and the related notes, prepared under the responsibility of its Management. The reviews of certain investees’ financial statements for the quarter ended March 31, 2009, whose investments were assessed under the equity method, were conducted under the responsibility of other independent auditors. Accordingly, the conclusions of our review as regards the Company’s investments as of March 31, 2009, in the amount of R$14,117,066 thousand and the generated losses for the quarter then ended, in the amount of R$409,644 thousand, and total consolidated assets of R$60,762,553 thousand as of March 31, 2009 and consolidated net revenues for the quarter then ended, in the amount of R$2,042,327 thousand, are exclusively based on the reports of those other auditors.

2.
Except for the matter mentioned in paragraph 3, our review was conducted in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON), together with the Brazilian Federal Accounting Council (CFC), and consisted, principally, of: (a) inquiries of and discussions with certain officials of the Company and its investees who have responsibility for accounting, financial and operating matters about the criteria adopted in the preparation of the interim financial statements; and (b) review of the information and subsequent events that had or might have had material effects on the financial position and results of operations of the Company and its investees.

3.
The financial statements for the quarter ended March 31, 2009 of certain investees, in which the Company has material investments accounted for under the equity method, were not reviewed by independent accountants. Accordingly, the conclusions of our review do not encompass: R$15,112,031 thousand of these investments of the Company as of March 31, 2009, R$175,848 thousand in generated losses for the quarter then ended; consolidated assets of R$14,716,816 thousand as of March 31, 2009, and consolidated net revenues for the quarter then ended in the amount of R$1,267,019 thousand.

4.
Based on our limited review and the report of other independent accountants, except for the effects of possible adjustments that might be required had the financial statements of the investees mentioned in paragraph 3 been reviewed by independent accountants, we are not aware of any material modifications that should be made to the financial statements referred to in paragraph 1 for them to be in conformity with Brazilian accounting practices and standards established by the Brazilian Securities and Exchange Commission (CVM) applicable to the preparation of interim financial statements.

5.
We have previously audited the balance sheets, holding company and consolidated, as of December 31, 2008,.presented for comparative purposes, and issued our unqualified opinion, dated February 19, 2009, sharing the responsibility in respect of the audits, by other independent auditors, of the financial statements of contain investees (holding company -investments of R$14,405 million; consolidated — total assets of R$62,619 million). Additionally, we have reviewed the statements of income, cash flows and value added, holding company and consolidated, for the quarter ended March 31, 2008, presented for comparison purposes, and issue our review report dated April 24, 2008, sharing the responsibility in respect of the reviews, by other independent auditors (holding company -generate gains in equity method of R$604,103 thousand; consolidated — net revenues of R$4,189,022 thousand) and including a qualification regarding the financial statements of certain investees, which have not been reviewed by independent auditors (holding company -generated loss in equity method of R$651,440 thousand; consolidated — net revenues of R$3 94,401 thousand).

6.
As mentioned in note 6.2, in view of the changes in Brazilian accounting practices in 2008, the statements of income, cash flows and value added for the quarter ended March 31, 2008, presented for comparative purposes, have been adjusted and are being restated as set forth in NPC 12 — Accounting Policies, Changes in Accounting Estimates and Errors, as approved by CVM Resolution 506/06.

7.	The accompanying interim financial statements have been translated into English for the convenience of readers outside Brazil.

Rio de Janeiro, May 6, 2009

DELOITTE TOUCHE TOHMATSU	Marcelo Cavalcanti Almeida
Auditores Independentes	Engagement Partner

B- Additional Information
9- Cash generation (to review)
Consolidated operating cash generation measured by EBITDA (earnings before financial results, equity in subsidiaries, income taxes, depreciation, amortization and depletion, increased by dividends received) was R$5,445,604 as of March 31,2009 against R$6,637,827 as of March 31, 2008, representing a decrease of 3.7%.
EBITDA is not a BR GAAP measure and does not represent the expected cash flow for the reporting periods and, therefore, should not be considered as an alternative measure to net income (loss), as an indicator of operating performance or as an alternative to cash flow as a liquidity source.
Our definition of EBITDA may not be comparable with EBITDA as defined by other companies.
EBITDA — Consolidated

	(to review)
	1Q/09	4Q/08	1Q/08
Operating profit — EBIT	4,148,839	2,764,979	5,324,899
Depreciation / amortization of goodwill	1,296,765	1,322,129	1,312,928
Impairment	—	(2,447,000)	—

	5,445,604	1,640,108	6,637,827
Dividends received	—	25,166	—

E BITDA (LAJIDA)	5,445,604	1,665,274	6,637,827

Depreciation / amortization of goodwill	(1,296,765)	(1,322,129)	(1,312,928)
Dividends received	—	(25,166)	—
Impairment	—	2,447,000	—
Equity Results	13,450	(409,985)	(344,109)
Profit on sale of investment	—	—	138,879
Financial results, net	(361,256)	(2,343,368)	(1,233,190)
Income tax and social contribution	(757,982)	2,464,973	(669,883)
Minority interests	107,852	(36,429)	(35,653)

Net income	3,150,903	2,440,170	3,180,943

Consolidated EBITDA by segment

	(to review)
Segments	1Q/09	4Q/08	1Q/08
Ferrous minerals	5,196,299	5,712,493	3,400,034

Non-ferrous minerals	128,341	(4,553,907)	2,999,993

Logistics	120,993	528,768	313,360

Steel	(32,523)	(157,009)	21,602

Others	32,494	134,929	(97,162)

	5,445,604	1,665,274	6,637,827

10- Management’s Discussion and Analysis of the Operational Performance in March 31, 2009 (to review)
In analyzing this information, some general aspects should be considered, as follows:
On March 31, 2009, about 94% of consolidated gross revenue and 46% of consolidated total costs are linked to currencies other than Brazilian reais. As a result, exchange rate fluctuations have a significant impact on financial income (expenses).
The average dollar rate increased by 33.0% between periods (R$2.311291 as of March 31, 2009 against R$1.737908 as of March 31, 2008). And the final rate increased by 32,4% (R$2.3152 as of March 31, 2009 against R$1.7491 as of March 31, 2008).
The Consolidated Trade Balance performance was as follows:

	In US$ million
	(to review)
	1Q/09	4Q/08	1Q/08
Exports	3,339	4,387	3,014

Imports	(271)	(336)	(276)

	3,068	4,051	2,738

10.1- Consolidated
10.1.1- Sales

	In thousands of metric tons (except railroad transportation)			In thousands of reais — (to review)
	1Q/09	4Q/08	1Q/08	1Q/09	4Q/08	1Q/08
Iron ore	49,993	46,477	64,789	7,265,680	7,936,499	5,200,468
Pellets (*)	3,342	8,757	9,856	869,536	2,865,503	1,434,914

	53,335	55,234	74,645	8,135,216	10,802,002	6,635,382

Manganese	128	61	146	34,159	53,612	69,161
Ferroalloys	53	53	123	178,748	394,759	503,757

				212,907	448,371	572,918

Copper	110	113	93	248,026	246,349	388,341
Finished copper	33	55	35	297,810	405,563	491,050
Nickel	59	71	66	1,477,030	1,917,536	3,278,585
Potash	105	34	158	150,492	50,868	111,458
Kaolin	179	242	263	91,013	101,503	92,710
Precious metals	25	22	19	188,953	136,924	270,225
Cobalt (t)	636	863	740	30,243	84,178	106,482

				2,483,567	2,942,921	4,738,851

Railroad transportation (millions of TKU) (**)	8,360	8,083	8,272	513,055	747,603	664,485
Port services	3,929	6,647	5,880	73,922	138,433	94,476
Boat services	—	—	—	23,505	24,129	21,709
Maritime transportation	—	—	—	—	3,447	6,176

				610,482	913,612	786,846

Aluminum	127	134	136	450,073	742,158	628,740
Alumina	1,257	1,362	833	567,342	978,611	481,803
Bauxite	665	1,164	993	53,492	103,593	61,314

				1,070,907	1,824,362	1,171,857

Steel	79	151	233	169,915	303,718	320,189
Pig iron	35	—	78	24,896	—	51,961
Coal	976	1,032	1,005	309,493	457,360	125,721
Other products and services	—	—	—	161,140	253,904	145,333

				665,444	1,014,982	643,204

				13,178,523	17,946,250	14,549,058

(*)	Includes sales of providing services to subsidiaries of control shared in the amounts of $4,348, R$4,605, R$20,226, referring to the 1Q/09, 4Q/08, e 1Q/08, respectively.

(**)
The Company carried through its railroad system of 5.072, 5.936, 5.747 millions of TKUs of general cargo and 3,288, 2,147, 2,525 millions of TKUs of iron ore for third parties in 1Q/09, 4Q/08 e 1Q/08, respectively.

The fall of 9.4% in the Sales, from R$14,549,058 on March 31, 2008 to R$13.178.523 on March 31, 2009 is due primarily to the reduction of volumes sold.

Consolidated sales by segment

	Ferrous	Non-Ferrous		Holdings		(to review)
	Minerals	Minerals	Logistics	Aluminum	Others	1Q/09%		4Q/08%		1Q/08%
External market
Latin America	83,048	1,054	—	18,881	—	102,983	1	618,952	3	489,522	3
Canada	21,783	253,354	—	206,368	21,781	503,286	4	648,111	4	728,853	5
United States (USA)	18,540	405,745	—	60,011	209,371	693,667	5	1,100,627	6	1,534,538	11
Germany	350,441	128,640	—	—	—	479,081	4	1,246,667	7	943,566	6
Belgium	62,408	13,254	—	92,048	80	167,790	1	403,054	2	311,951	2
France	63,959	24,051	—	1,948	—	89,958	1	297,220	2	278,201	2
England	255,990	156,534	—	2,595	8,507	423,626	3	445,744	2	509,926	4
Italy	156,283	22,607	—	—	—	178,890	1	546,981	3	316,846	2
Europe, except for Germany, Belgium, France, England and Italy	68,423	169,352	—	325,337	—	563,112	4	1,431,229	8	1,017,470	7
Middle East/Africa/Oceania	232,239	20,050	—	52,669	—	304,958	2	960,761	5	354,042	2
China	5,277,465	430,300	—	30,549	10,164	5,748,478	44	2,266,277	13	2,434,458	17
South Korea	537,862	49,475	—	—	—	587,337	5	1,058,175	6	453,203	3
Japan	597,495	166,100	—	178,076	191,396	1,133,067	9	3,080,726	17	1,528,349	11
Taiwan	118,616	189,192	—	—	—	307,808	2	286,699	2	454,313	3
Ásia, other than China, South Korea, Japan and Taiwan	—	210,420	—	—	111,296	321,716	2	888,434	5	843,824	6

	7,844,552	2,240,128	—	968,482	552,595	11,605,757	88	15,279,657	85	12,199,062	84
Brazil	613,966	244,377	605,296	109,127	—	1,572,766	12	2,666,593	15	2,349,996	16

Total	8,458,518	2,484,505	605,296	1,077,609	552,595	13,178,523	100	17,946,250	100	14,549,058	100

10.1.2- Cost of products and services

	Denominated in		(to review)
	R$	Other currencies	1Q/09	4Q/08	1Q/08
Personnel	528,291	5 51,881	1 ,080,172	1 ,198,838	9 51,118
Material	632,522	844,313	1,476,835	1,674,770	1 ,556,440
Oil and gas	421,934	1 76,397	5 98,331	9 38,981	8 42,656
Outsourced services	610,131	3 43,351	9 53,482	1 ,343,693	1 ,128,949
Energy	210,174	2 00,311	4 10,485	5 47,647	4 54,916
Raw Material	98,122	2 89,593	3 87,715	6 62,885	6 43,838
Depreciation and depletion	588,907	6 17,849	1 ,206,756	1 ,248,215	1 ,231,975
Others	592,316	1 60,675	7 52,991	4 95,851	7 01,631

Total	3 ,682,397	3 ,184,370	6 ,866,767	8 ,110,880	7 ,511,523

	54%	46%

The 8.59% decrease in cost of products and services (R$7,511,923 as of March 31, 2008 against R$6,866,767 on March 31, 2009) was due to variations in volumes sold and in the cost of energy.
10.1.3- Selling and administrative expenses
The Selling expenses decreased 9.6%, of R$143,156 on March 31, 2008 to R$129,446 on March 31, 2009, due primarily to reduction of doubtful debt provision and third party outsourced services, while administrative expenses decreased 2.5%, from R$456,693 at March 31, 2008 to R$445,044 on March 31, 2009. This reduction reflects the adaptation by the Company to the present market conditions.
10.1.4- Research and development
Research and development expenses increased by 33.3%, from R$331,006 as of March 31, 2008 to R$441,229 as of March 31, 2009, reflecting Vale’s plan to diversify and expand the production to meet global demand.
10.1.5- Other operating expenses
Other operating expenses increased R$527,052, from R$357,463 as March 31, 2008 to R$884,515 on March 31, 2009, basically due to idle capacity, shutdown of plants and employee termination costs.
10.1.6- Net financial results
Net financial results varied R$871,934 (R$361,256 as of March 31, 2009 against R$1,233,190 as of March 31, 2008), reflecting the effects of the appreciation of US dollar against Brazilian reais on debt.
10.1.7- Income tax and social contribution
Income and social contribution tax expenses presented an expense of R$757,982 as of March 31, 2009 compared to R$669,883 as of March 31, 2008, mainly due to a decrease in taxable income and the shareholders remuneration paid integrally in form of dividends, without application of interest on shareholders equity payment.

10.2- Parent Company
10.2.1- Sales
The 27.2% increase in revenue (R$7,467,950 as of March 31, 2009 against R$5,872,084 as of March 31, 2008) was derived from the appreciation of American dollars against the real and increase in average product prices in Brazilian reais, partially compensated by the fall of selling volumes.
10.2.2- Cost of products and services
Cost of products and services sold as of March 31, 2009 was R$2,883,416, against R$3,530,416 as of March 31, 2008, representing a 18.3% decrease. The main factor is less volume sold.
10.2.3- Gross margin
Gross margin increased from 36.4% as of March 31, 2008 to 60.5% as of March 31, 2009, mainly due to dollar valuation against Brazilian real and the price adjustment.
10.2.4- Equity Results
Equity in subsidiaries decreased by R$1,439,243 from R$2,325,219 as of March 31, 2008 to R$885,976 as of March 31, 2009 mainly due to the reduction of operational results of affiliates for the period.
10.2.5- Selling and administrative expenses
The selling expenses decreased 45%, by R$17,786 as of March 31, 2008 to R$9,780 as of March 31, 2009, due primarily to reduction of doubtful debt provision, while administrative expenses decreased by 4.6% from R$275,393 as of March 31, 2008 to R$262,562 as of March 31, 2009, due to primarily the reduction of Salary expenses and outsourced services, and adaptation by the Company to the present market conditions.
10.2.6- Research and development
Research and development increased by 44.6%, from R$185,447 as of March 31, 2008 to R$268,101 as of March 31, 2009, reflecting Vale’s plan to diversify production.
10.2.7- Other operating expenses/ income
Other operating expenses increased by R$262,148, from expense of R$88,678 as of March 31, 2008 to expense of R$350,826 as of March 31, 2009, due basically the idle capacity and shutdown of plants.
10.2.8- Net financial results
Net financial results changed R$458,260 (R$675,548 as of March 31, 2008 against R$217,289 as of March 31, 2009) basically due to the appreciation of US dollar against Brazilian Real on intercompany debt.
10.2.9- Income tax and social contribution
Income tax and social contribution revenue totaled R$73,891 as of March 31, 2009 compared to an expense of R$1,038,240 as of March 31, 2008, mainly due to a increase in taxable income and no usage of benefit of interest on shareholders equity.

11- Board of Directors, Fiscal Council, Advisory Committees and Executive Officers

Board of Directors	Governance and Sustainability Committee
Jorge Luiz Pacheco
Sérgio Ricardo Silva Rosa	Renato da Cruz Gomes
Chairman	Ricardo Simonsen

Mário da Silveira Teixeira Júnior	Fiscal Council
Vice-President

Marcelo Amaral Moraes
Eduardo Fernando Jardim Pinto	Chairman
Francisco Augusto da Costa e Silva
Jorge Luiz Pacheco
José Ricardo Sasseron	Aníbal Moreira dos Santos
Ken Abe	Antônio José de Figueiredo Ferreira
Luciano Galvão Coutinho	Bernard Appy
Oscar Augusto de Camargo Filho
Renato da Cruz Gomes	Alternate
Sandro Kohler Marcondes	Cícero da Silva
Marcus Pereira Aucélio
Alternate	Oswaldo Mário Pêgo de Amorim Azevedo

Deli Soares Pereira	Executive Officers
Hidehiro Takahashi
João Moisés de Oliveira	Roger Agnelli
Luiz Augusto Ckless Silva	Chief Executive Officer
Luiz Carlos de Freitas
Luiz Felix Freitas	Carla Grasso
Paulo Sérgio Moreira da Fonseca	Executive Officer for Human Resources and Corporate Services
Raimundo Nonato Alves Amorim
Rita de Cássia Paz Andrade Robles
Wanderlei Viçoso Fagundes	Eduardo de Salles Bartolomeo
Executive Officer for Logistics, Engineering and Project Management
Advisory Committees of the Board of Directors

Controlling Committee	Fabio de Oliveira Barbosa
Luiz Carlos de Freitas	Chief Financial Officer and Investor Relations
Paulo Ricardo Ultra Soares
Paulo Roberto Ferreira de Medeiros	José Carlos Martins
Executive Officer for Ferrous Minerals

Executive Development Committee
João Moisés de Oliveira	Tito Botelho Martins
José Ricardo Sasseron	Executive Officer for Non Ferrous
Oscar Augusto de Camargo Filho

Strategic Committee
Roger Agnelli
Mário da Silveira Teixeira Júnior
Oscar Augusto de Camargo Filho
Sérgio Ricardo Silva Rosa
Marcus Vinícius Dias Severini
Finance Committee	Chief Officer of Accounting and Control Department
Fabio de Oliveira Barbosa
Ivan Luiz Modesto Schara	Vera Lúcia de Almeida Pereira Elias
Luiz Maurício Leuzinger	Chief Accountant
Wanderlei Viçoso Fagundes	CRC-RJ — 043059/O-8

Equity Investee Information — 03/31/2009
Aluminum Area — Albras (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	107	—	—	—	107	109	99	117	108	433
Quantity sold — internal market	MT (thousand)	5	—	—	—	5	7	6	7	6	25

Quantity sold — total	MT (thousand)	112	—	—	—	112	116	105	124	114	459

Average sales price — external market	US$	1,388.35	—	—	—	1,388.35	2,486.87	2,939.31	2,888.76	2,138.46	2,605.19
Average sales price — internal market	US$	1,783.09	—	—	—	1,783.09	2,307.59	2,640.89	2,625.72	1,989.17	2,389.40
Average sales price — total	US$	1,405.98	—	—	—	1,405.98	2,476.70	2,920.77	2,874.64	2,130.52	2,593.10

Long-term indebtedness, gross	US$	250,000	—	—	—	250,000	283,333	300,521	266,666	250,000	250,000
Short-term indebtedness, gross	US$	155,748	—	—	—	155,748	111,462	90,031	127,730	133,328	133,328

Total indebtedness, gross	US$	405,748	—	—	—	405,748	394,795	390,552	394,396	383,328	383,328

Stockholders’ equity	R$	1,919,775	—	—	—	1,919,775	1,762,743	1,871,810	1,908,042	1,974,698	1,974,698

Net operating revenues	R$	361,771	—	—	—	361,771	507,262	513,302	583,876	556,610	2,161,050
Cost of products	R$	(377,260)	—	—	—	(377,260)	(389,192)	(370,909)	(431,517)	(445,146)	(1,636,764)
Other expenses / revenues	R$	(29,997)	—	—	—	(29,997)	(33,556)	(34,060)	(30,689)	(36,839)	(135,144)
Depreciation, amortization and depletion	R$	14,763	—	—	—	14,763	18,680	17,539	18,851	17,422	72,492

EBITDA	R$	(30,723)	—	—	—	(30,723)	103,194	125,872	140,521	92,047	461,634
Depreciation, amortization and depletion	R$	(14,763)	—	—	—	(14,763)	(18,680)	(17,539)	(18,851)	(17,422)	(72,492)

EBIT	R$	(45,486)	—	—	—	(45,486)	84,514	108,333	121,670	74,625	389,142
Non recurrent intens (Write-down of assets)	R$	—	—	—	—	—	(6)	—	(122)	(19,743)	(19,871)
Net financial result	R$	(3,175)	—	—	—	(3,175)	(116,210)	63,342	(72,234)	(23,765)	(148,867)
Non operational results	R$	—	—	—	—	—	—

Income before income tax and social contribution	R$	(48,661)	—	—	—	(48,661)	(31,702)	171,675	49,314	31,117	220,404
Income tax and social contribution	R$	17,915	—	—	—	17,915	(14,510)	(62,608)	(13,082)	18,084	(72,116)

Net income	R$	(30,746)	—	—	—	(30,746)	(46,212)	109,067	36,232	49,201	148,288

Aluminum Area — MRN ( Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	798	—	—	—	798	1,369	1,573	1,496	1,557	5,995
Quantity sold — internal market	MT (thousand)	2,640	—	—	—	2,640	2,621	2,949	3,268	3,415	12,253

Quantity sold — total	MT (thousand)	3,438	—	—	—	3,438	3,990	4,522	4,764	4,972	18,248

Average sales price — external market	US$	35.19	—	—	—	35.19	61.52	34.93	34.71	36.96	41.47
Average sales price — internal market	US$	30.96	—	—	—	30.96	53.89	31.24	31.96	33.35	36.87
Average sales price — total	US$	31.94	—	—	—	31.94	56.51	32.52	32.83	35.16	38.56

Long-term indebtedness, gross	US$	84,258	—	—	—	84,258	46,151	115,231	96,970	90,306	90,306
Short-term indebtedness, gross	US$	180,491	—	—	—	180,491	245,429	221,143	225,894	163,251	163,251

Total indebtedness, gross	US$	264,749	—	—	—	264,749	291,580	336,374	322,864	253,557	253,557

Stockholders’ equity	R$	661,785	—	—	—	661,785	634,170	687,360	717,533	591,487	591,487

Net operating revenues	R$	229,025	—	—	—	229,025	206,543	220,647	242,896	377,298	1,047,384
Cost of products	R$	(121,426)	—	—	—	(121,426)	(121,170)	(150,287)	(145,601)	(168,979)	(586,037)
Other expenses / revenues	R$	(2,524)	—	—	—	(2,524)	(4,622)	(5,480)	(5,586)	899	(14,789)
Depreciation, amortization and depletion	R$	27,563	—	—	—	27,563	28,386	28,305	28,322	28,016	113,029

EBITDA	R$	132,638	—	—	—	132,638	109,137	93,185	120,031	237,234	531,571
Depreciation, amortization and depletion	R$	(27,563)	—	—	—	(27,563)	(28,386)	(28,305)	(28,322)	(28,016)	(113,029)

EB IT	R$	105,075	—	—	—	105,075	80,751	64,880	91,709	209,218	446,558
Net financial result	R$	(1,985)	—	—	—	(1,985)	(12,584)	18,096	(53,799)	(68,541)	(116,828)

Income before income tax and social contribution	R$	103,090	—	—	—	103,090	68,167	82,976	37,910	140,677	329,730
Income tax and social contribution	R$	(39,480)	—	—	—	(39,480)	(25,009)	(29,786)	(7,737)	(46,817)	(109,349)

Net income	R$	63,610	—	—	—	63,610	43,158	53,190	30,173	93,860	220,381

Aluminum Area — Alunorte (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	1,225	—	—	—	1,225	814	832	975	1,336	3,957
Quantity sold — internal market	MT (thousand)	216	—	—	—	216	235	258	301	250	1,044

Quantity sold — total	MT (thousand)	1,441	—	—	—	1,441	1,049	1,090	1,276	1,586	5,001

Average sales price — external market	US$	192.84	—	—	—	192.84	322.36	372.73	378.60	286.74	359.27
Average sales price — internal market	US$	170.69	—	—	—	170.69	287.59	340.49	342.74	300.46	325.30
Average sales price — total	US$	195.62	—	—	—	0.00	314.57	365.10	370.14	288.91	343.47

Long-term indebtedness, gross	US$	845,397	—	—	—	845,397	740,000	828,590	855,397	855,398	855,398
Short-term indebtedness, gross	US$	52,676	—	—	—	52,676	20,037	—	28,951	31,124	31,124

Total indebtedness, gross	US$	898,073	—	—	—	898,073	760,037	828,590	884,348	886,522	886,522

Stockholders’ equity	R$	4,294	—	—	—	4,294	4,077,566	4,233,439	4,345,957	4,346,958	4,346,958

Net operating revenues	R$	643,619	—	—	—	643,619	574,017	660,565	789,345	1,033,795	3,057,722
Cost of products	R$	(705)	—	—	—	(705)	(476,079)	(478,374)	(587,518)	(754,073)	(2,296,044)
Other expenses / revenues	R$	(19,070)	—	—	—	(19,070)	(25,223)	(26,517)	(22,959)	(49,473)	(124,172)
Depreciation, amortization and depletion	R$	56,478	—	—	—	56,478	36,013	30,350	30,294	45,448	142,105

EBITDA	R$	(23,991)	—	—	—	(23,991)	108,728	186,024	209,162	275,697	779,611
Depreciation, amortization and depletion	R$	(56,478)	—	—	—	(56,478)	(36,013)	(30,350)	(30,294)	(45,448)	(142,105)

EBIT	R$	(80,469)	—	—	—	(80,469)	72,715	155,674	178,868	230,249	637,506
Net financial result	R$	43	—	—	—	43	(108,077)	33,026	(57,123)	(227,185)	(359,359)
Non recurrent intens (Write-down of assets)	R$	—	—	—	—	—	—				—

Income before income tax and social contribution	R$	(80,426)	—	—	—	(80,426)	(35,362)	188,700	121,745	3,064	278,147
Income tax and social contribution	R$	28,075	—	—	—	28,075	(7,679)	(32,826)	(9,227)	12,761	(36,971)

Net income	R$	(52,351)	—	—	—	(52,351)	(43,041)	155,874	112,518	15,825	241,176

Aluminum Area — Valesul (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	2	—	—	—	2	4	7	6	4	21
Quantity sold — internal market	MT (thousand)	13	—	—	—	13	16	15	19	16	66

Quantity sold — total	MT (thousand)	15	—	—	—	15	20	22	25	20	87

Average sales price — external market	US$	2,392.81	—	—	—	2,392.81	2,653.70	2,846.14	2,679.23	2,818.91	2,861.40
Average sales price — internal market	US$	2,133,06	—	—	—	2,133.06	3,786.95	4,168.23	3,321.93	2,575.30	3,695.60
Average sales price — total	US$	2,167.50	—	—	—	2,167.50	3,560.30	3,747.56	3,148.89	2,624.02	3,494.25

Stockholders’ equity	R$	648	—	—	—	648	637,555	644,643	650,810	656	656

Net operating revenues	R$	59,818	—	—	—	59,818	100,607	115,282	134,658	100,820	451,367
Cost of products	R$	(61,642)	—	—	—	(61,642)	(84,081)	(91,021)	(122,915)	(87,461)	(385,478)
Other expenses / revenues	R$	(6,948)	—	—	—	(6,948)	(10,741)	(10,754)	(9,585)	(11,768)	(42,848)
Depreciation, amortization and depletion	R$	7,164	—	—	—	7,164	8,099	5,909	7,084	7,056	28,148

EBITDA	R$	(1,608)	—	—	—	(1,608)	13,884	19,416	9,242	8,647	51,189
Depreciation, amortization and depletion	R$	(7,164)	—	—	—	(7,164)	(8,099)	(5,909)	(7,084)	(7,056)	(28,148)

EBIT	R$	(8,772)	—	—	—	(8,772)	5,785	13,507	2,158	1,591	23,041
Net financial result	R$	200	—	—	—	200	(905)	(372)	10,469	9,248	18,440

Income before income tax and social contribution	R$	(8,572)	—	—	—	(8,572)	4,880	13,135	12,627	10,839	41,481
Income tax and social contribution	R$	—	—	—	—	—	(2,814)	(6,045)	(6,460)	(5,405)	(20,724)

Net income	R$	(8,572)	—	—	—	(8,572)	2,066	7,090	6,167	5,434	20,757

Pellets Area — Hispanobras (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — external market	MT (thousand)	—	—	—	—	—	404	400	618	—	1,422
Quantity sold — internal market	MT (thousand)	—	—	—	—	—	710	805	554	396	2,465

Quantity sold — total	MT (thousand)	—	—	—	—	—	1,114	1,205	1,172	362	3,887

Average sales price — external market	US$	—	—	—	—	—	71.45	203.07	227.18	—	176.15
Average sales price — internal market	US$	—	—	—	—	—	75.95	203.58	236.04	146.47	164.94
Average sales price — total	US$	—	—	—	—	—	74.32	203.41	231.37	146.47	169.04

Short-term indebtedness, gross	US$	—	—	—	—	—	75,338	58,382	7,474	—	7,474

Total indebtedness, gross	US$	—	—	—	—	—	75,338	58,382	7,474	—	—

Stockholders’ equity	R$	222.769	—	—	—	222.769	157,097	264,714	301	333,094	333,094

Net operating revenues	R$	276	—	—	—	276	144,995	409,554	274,225	113,968	942,742
Cost of products	R$	—	—	—	—	—	(129,399)	(237,400)	(196,794)	(81,105)	(644,698)
Other expenses / revenues	R$	(17,175)	—	—	—	(17,175)	(4,226)	(5,218)	(3,828)	(14,393)	(27,665)
Depreciation, amortization and depletion	R$	21	—	—	—	21	1,832	2,106	2,341	1,980	8,259

EBITDA	R$	(16,878)	—	—	—	(16,878)	13,202	169,042	75,944	18,470	276,658
Depreciation, amortization and depletion	R$	(21)	—	—	—	(21)	(1,832)	(2,106)	(2,341)	(1,980)	(8,259)

EBIT	R$	(16,899)	—	—	—	(16,899)	11,370	166,936	73,603	18,470	270,379
Net financial result	R$	2,514	—	—	—	2,514	901	(2,986)	11,974	30,417	40,306

Income before income tax and social contribution	R$	(14,385)	—	—	—	(14,385)	12,271	163,950	85,577	48,887	310,685
Income tax and social contribution	R$	95	—	—	—	95	(5,138)	(56,334)	(29,992)	(17,044)	(108,508)

Net income	R$	(14,290)	—	—	—	(14,290)	7,133	107,616	55,585	31,843	202,177

Pellets Area — Samarco (Adjusted and Unaudited)

		2009					2008
		As of and for the three-month periods ended					As of and for the three-month periods ended
Information		March 31	June 30	September 30	December 31	Total	March 31	June 30	September 30	December 31	Total

Quantity sold — Pellets	MT (thousand)	2,141				2,141	3,010	4,327	5,519	3,413	16,269
Quantity sold — Iron ore	MT (thousand)	714				714	168	140	154	202	664

Average sales price — Pellets	US$	98.56				98.56	105.51	142.07	152.30	156.17	141.95
Quantity sold — Iron ore	US$	62.56				62.56	47.61	98.95	73.86	85.18	76.08

Long-term indebtedness, gross	US$	769,734				769,734	799,634	799,597	799,666	799,726	799,726
Short-term indebtedness, gross	US$	698,816				698,816	591,496	845,623	987,132	783,013	783,013

Total indebtedness, gross	US$	1,468,550	—	—	—	1,468,550	1,391,130	1,645,220	1,786,798	1,582,739	1,582,739

Stockholders’ equity	R$	791.000				791.000	995,859	1,493,766	1,377,023	599,872	599,872

Net operating revenues	R$	600,154				600,154	576,988	1,033,109	1,387,256	1,248,950	4,246,303
Cost of products	R$	(218,224)				(218,224)	(275,764)	(450,521)	(520,484)	(353,458)	(1,600,227)
Other expenses / revenues	R$	(133,437)				(133,437)	(76,574)	(160,350)	(89,263)	(156,344)	(482,531)
Depreciation, amortization and depletion	R$	32,103				32,103	13,635	26,227	44,595	44,008	128,465

EBITDA	R$	280,596	—	—	—	280,596	238,285	448,465	822,104	783,156	2,292,010
Depreciation, amortization and depletion	R$	(32,103)				(32,103)	(13,635)	(26,227)	(44,595)	(44,008)	(128,465)

EBIT	R$	248,493	—	—	—	248,493	224,650	422,238	777,509	739,148	2,163,545
Net financial result	R$	(7,768)	—	—	—	(7,768)	5,635	176,662	(466,551)	(547,667)	(831,921)

Income before income tax and social contribution	R$	240,725	—	—	—	240,725	230,285	598,900	310,958	191,481	1,331,624
Income tax and social contribution	R$	(43,826)	—	—	—	(43,826)	(57,342)	(100,979)	(46,457)	(21,571)	(226,349)

Net income	R$	196,899	—	—	—	196,899	172,943	497,921	264,501	169,910	1,105,275

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 6, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations